Province of Nova Scotia
(Canada)
This description of the Province of Nova Scotia is dated as of November 20, 2006 and appears as Exhibit (1) to the Province of Nova Scotia’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2006.

     This document (otherwise than as a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to see or the solicitation of an offer to buy any Securities of the Province of Nova Scotia. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION
     This document appears as an exhibit to the Province of Nova Scotia’s Annual Report to the U.S. Securities and Exchange Commission (“SEC”) on the Form 18-K for the fiscal year ended March 31, 2006. Additional information with respect to the Province of Nova Scotia is available in such Annual Report, the other exhibits to such Annual Report, and in amendments thereto. Such Annual Report, exhibits and amendments can be inspected and copied at the public reference facility maintained by the SEC at: Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such documents may also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address or, without charge, from Province of Nova Scotia, Department of Finance, Deputy Minister of Finance, PO Box 187, 7th Floor, 1723 Hollis Street, Halifax, Nova Scotia, Canada, B3J 2N3.
     The SEC maintains an Internet site that contains reports, statements and other information regarding issuers that file electronically with the SEC. The address for the SEC’s Internet site is http://www.sec.gov.

     In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On November 17, 2006 the closing spot rate for the US dollar in Canada, as reported by the Bank of Canada, expressed in Canadian dollars, was $1.1465 See “Foreign Exchange” for information regarding the rates of conversion of US dollars and other foreign currencies into Canadian dollars. The fiscal year of the Province of Nova Scotia ends March 31. “Fiscal 2006” and “2005-2006” refers to the fiscal year ending March 31, 2006, and unless otherwise indicated, “2005” means the calendar year ended December 31, 2005. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables set forth in this document are due to rounding.
FORWARD-LOOKING STATEMENTS
     This exhibit includes forward-looking statements. The Province of Nova Scotia has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Nova Scotia, including, among other things:
•	the Province of Nova Scotia’s economic and political trends; and

•	the Province of Nova Scotia’s ability to control expenses and maintain revenues.
     In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

SUMMARY
The information below is qualified in its entirety by the detailed information provided elsewhere in this document.
PROVINCE OF NOVA SCOTIA

	Year Ended December 31
	2001	2002	2003	2004	2005
Economy	(in millions unless otherwise indicated)
Gross Domestic Product at Market Prices	$25,909	$27,082	$28,801	$29,859	$31,344
Personal Income	23,107	23,773	24,468	25,236	26,278
Capital Expenditures	5,186.6	5,890.2	5,654.1	5,696.9	5,922.5
Annual Increase in Consumer Price Index	1.8%	3.0%	3.4%	1.8%	2.8%
Population by July 1 (in thousands)	932	935	937	938	936
Unemployment Rate	9.8%	9.6%	9.1%	8.8%	8.4%

	Fiscal Year Ended March 31
	Restated	Restated	Restated	Restated
	2002(1)	2003(2)	2004(3)	2005(4)(5)	2006(5)
Revenues and Expenses — Consolidated Entity	(in millions)
Revenues	$5,642.9	$5,673.0	$6,056.4	$6,998.3	$7,461.0
Current Expenses	5,869.6	5,985.0	6,360.4	7,177.7	7,578.3

Deficit from Operations	(226.7)	(312.0)	(304.0)	(179.4)	(117.3)
Net Income from Government Business Enterprises	308.9	338.4	333.4	349.5	345.4

Provincial Surplus / (Deficit) before Unusual Item	82.2	26.4	29.4	170.1	228.1
Unusual Item (6)	31.0	1.4	8.7	0.0	0.0

Provincial Surplus/(Deficit) (7)	$113.2	$27.8	$38.1	170.1	228.1

	As of March 31
				Restated
	2002	2003	2004	2005	2006
Public Sector Funded Debt	(in millions unless otherwise indicated)
Total Provincial Funded Debt	$14,912.4	$14,308.8	$13,617.2	$12,461.6	$11,404.4
Total Guaranteed and Contingent Debt	375.5	426.3	463.7	415.9	418.9
Total Underlying Debt	16.9	16.6	12.7	14.2	18.2

Total Public Sector Funded Debt	15,304.8	14,751.7	14,093.6	12,891.7	11,841.5
Less: Sinking Funds, Public Debt Retirement Funds	3,037.6	3,445.9	2,919.8	2,599.4	2,094.8

Net Public Sector Funded Debt	$12,267.2	$11,305.8	$11,173.8	$10,292.3	$9,746.7

Per Capita ($)	13,156.7%	12,098.3%	11,935.7	10,984.8	10,413.1
As a Percentage of:
Personal Income	53.1%	47.6%	45.7%	40.8%	37.1%
Gross Domestic Product at Current Market Prices	47.3%	41.7%	38.8%	34.5%	31.1%

(1)	Restated to reflect accounting changes. See “Government Finance – Accounting Changes”.

(2)	Restated to reflect accounting changes. See “Government Finance – Accounting Changes”.

(3)	Restated to reflect accounting changes. See “Government Finance – Accounting Changes”.

(4)	Restated to reflect accounting changes. See “Government Finance – Accounting Changes”.

(5)	For 2006 and 2005, there are recoveries, fees and other charges that were reclassified. For 2002 to 2004, these amounts are netted against expenses, for 2005 and 2006 they are properly included as revenue. Due to this the 2002 to 2004 numbers are not directly comparable to the 2005 and 2006 numbers.

(6)	2002-Gain from sale of certain assets of NSRL ($30.8 million), Nova Scotia Innovation Corporation’s gain on sale of assets ($0.2 million); 2003 — $1.4 million gain on sale of NSRL assets; and 2004 — $8.7 million gain on sale of NSRL assets.

(7)	The Province is forecasting a surplus of $75 million for fiscal year 2006-07.

MAP

INTRODUCTION
Overview
     The Province of Nova Scotia (“Nova Scotia” or the “Province”) is the most populous of the four Atlantic Provinces of Canada (“Atlantic Canada”) and covers 20,402 square miles. It extends 360 miles in length and varies in width from 50 miles to 105 miles.
     According to estimates issued by Statistics Canada, the population of Nova Scotia was 934,405 as of July 1, 2006, and represented 2.9 % of Canada’s population of 32.6 million. The largest urban concentration in Atlantic Canada is the Halifax Regional Municipality (“Halifax”). Halifax Census Metropolitan Area, situated centrally on the Atlantic coast of the province, had a population of 380,844 as of July 1, 2006. Halifax, the capital of Nova Scotia, is the commercial, governmental, educational, and financial center of the province, and is also the location of an important naval base.
Political System of the Province of Nova Scotia
     The Legislature of Nova Scotia consists of the Lieutenant Governor and the Nova Scotia House of Assembly. The Nova Scotia House of Assembly is elected by the people for a term not to exceed five years. It may be dissolved at any time by the Lieutenant Governor on the advice of the Premier of the Province, who is traditionally the leader of the majority party in the Nova Scotia House of Assembly.
     The last Provincial general election was held on June 13, 2006. The Progressive Conservative Party was elected to a minority government and holds 23 seats in the House of Assembly. The official opposition in the House of Assembly is the New Democratic Party with 20 seats. The Liberal party holds 9 seats.
     The executive power in the Province is vested in the Governor-in-Council, comprising the Lieutenant Governor acting on the advice of the Executive Council. The Executive Council is responsible to the House of Assembly. The Governor General of Canada in Council appoints the Lieutenant Governor, who is the representative of the Queen in the Province. Members of the Executive Council are appointed by the Lieutenant Governor, normally from members of the House of Assembly, on the nomination of the Premier.
     The Parliament of Canada is composed of the Queen represented by the Governor General, the Senate, whose members are appointed by the Governor General upon the recommendation of the Prime Minister of Canada, and the House of Commons, whose members are elected by the people. The people of Nova Scotia are entitled to send 11 elected representatives to the 308 member House of Commons. Ten Senators represent Nova Scotia in the Senate.
     There are five levels of courts in the province. The Nova Scotia Court of Appeal is the general court of appeal in both civil and criminal matters. The Supreme Court of Nova Scotia is a court of original jurisdiction and as such has jurisdiction in all cases, civil and criminal, arising in the province except those matters or cases expressly excluded by statute. The Provincial Court is a court of record and every judge thereof has jurisdiction throughout the province to exercise all the power and perform all the duties conferred or imposed on a judge of the Provincial Court. In addition to hearing matters relating to provincial statutes and municipal by-laws, the Provincial Court is specifically authorized to hear certain matters under the Criminal Code of Canada. The Family Court is a court of summary procedure with jurisdiction in family matters including maintenance, child protection, child custody and family violence. The Family Court is designated as a Youth Court for hearing matters involving young people aged 12-15 inclusive. The Probate Court has jurisdiction and power to carry out the judicial administration of the estates of deceased persons and to hear and determine all questions, matters and things in relation thereto and necessary for such administration.

Constitutional Framework
          Similar to the British Constitution, the Constitution of Canada (the “Constitution”) is not contained in a single document, but consists of a number of statutes, orders, and conventions. Canada is a federation of ten provinces and three federal territories, with a constitutional division of responsibilities between the federal and provincial governments, as set forth in The Constitution Acts, 1867 to 1982. The Constitution Acts are divided into two fundamental documents. The Constitution Act, 1867 (formerly the British North America Act, 1867), provides for the federation of British North America provinces, and the Constitution Act, 1982 (the “1982 Act”), enacted by the parliament of the United Kingdom, provides, among other things, that amendments to the Constitution be effected in Canada according to terms of an amending formula.
          The 1982 Act also includes a Charter of Rights and Freedoms, which encompasses language rights, Aboriginal rights, principles of the reduction of regional economic disparities, and the making of fiscal equalization payments to the provinces by the Government of Canada, including an enumeration of other Acts and orders which are part of the Constitution.
Under the Constitution, each provincial government has exclusive jurisdiction to regulate:
•	health;

•	education;

•	municipal institutions;

•	property and civil rights;

•	forestry and non-renewable natural resources;

•	social services;

•	other matters of purely provincial or local concern;

•	raise revenue through direct taxation within its territorial limits; and

•	borrow monies on the credit of the province.
          The Federal Parliament of Canada is empowered to raise revenue by any system of taxation, and generally has jurisdiction over matters or subjects not assigned exclusively to the provincial legislatures. It has exclusive authority over such enumerated matters as:
•	the Federal public debt and property;

•	the borrowing of money on the public credit of Canada;

•	the regulation of trade and commerce;

•	currency and coinage;

•	banks and banking;

•	national defense;

•	the postal service;

•	shipping; and

•	navigation.

     As a province of Canada, Nova Scotia could be affected by political events in another province. For instance, on September 7th, 1995, the Government of Quebec presented a Bill to the National Assembly entitled An Act respecting the future of Quebec (the “Act”) that included, among others, provisions authorizing the National Assembly to proclaim the sovereignty of Quebec. The Act was to be enacted only following a favorable vote in a referendum. Such a referendum was held on October 30, 1995. The results were 49.4% in favor and 50.6% against.
     In 1996, the Government of Canada, by way of reference to the Supreme Court of Canada (the “Supreme Court”), asked the court to determine the legality of a unilateral secession of the Province of Quebec from Canada, either under the Canadian Constitution or international law. On August 20, 1998, the Supreme Court of Canada ruled that the Province of Quebec did not have the unilateral right of secession, and that any proposal to secede authorized by a clear majority in response to a clear question in the referendum should be construed as a proposal to amend the Constitution, which would require negotiations. These negotiations would have to deal with a wide array of issues, such as the interest of the other provinces, the Federal Government, the Province of Quebec, and the rights of all Canadians both within and outside the Province of Quebec, and specifically, the rights of minorities, including Aboriginal peoples.
Other Current Issues
Current Issues Concerning Native Persons
     The Mi’kmaq are the First Nations peoples of Nova Scotia and are descendants of the aboriginal people who resided in Nova Scotia prior to European contact.
     In 1999, the Supreme Court of Canada delivered two decisions in the case of R. v. Marshall that acknowledge, and at the same time, place limits upon, Mi’kmaq treaty rights to obtain a moderate livelihood from fishing, hunting, and gathering. See “Economy – Goods Producing Industries – Fisheries” for further details.
     In R. v. Marshall et al., the defendants were charged with cutting forest products on Crown land without a permit contrary to regulatory legislation. Aboriginal title and treaty rights were unsuccessfully argued as defenses for the cutting activities. The Nova Scotia Supreme Court dismissed an appeal of the conviction on March 1, 2002. A further appeal to the Nova Scotia Court of Appeal was heard in March 2003. The Nova Scotia Court of Appeal decided to send the matter back to trial. The Province applied to the Supreme Court of Canada for leave to appeal the Nova Scotia Court of Appeal’s decision. The Supreme Court of Canada decided to grant leave to appeal and the matter was heard before the Supreme Court of Canada January 17, 2005. On July 20, 2005 the Supreme Court of Canada allowed the appeal and the convictions were restored.
     The Federal Court of Appeal, during the approval process for the Maritimes & Northeast Pipeline, ruled that the National Energy Board (“NEB”) was required to ensure proper participation of Mi’kmaq organizations in its decision-making process respecting its construction and operation. Maritimes & Northeast Pipeline and the Mi’kmaq of Nova Scotia have settled this matter. However, there are pending legal actions against the Province by the Mi’Kmaq respecting: a) claims to aboriginal title to the lands on which the Maritimes & Northeast Pipeline Project is constructed; and b) claims arising out of an alleged failure by government to consult in relation to those lands. These actions have not proceeded beyond the preliminary pleadings stage since the actions were initiated in 1999/2000.
     On June 7, 2002, the Province of Nova Scotia, the Parliament of Canada, and the Mi’Kmaq of Nova Scotia entered into an Umbrella Agreement whereby the parties thereto agreed to work together in good faith to resolve mutual issues respecting treaty rights, aboriginal rights and Mi’Kmaq assertions of Aboriginal title in Nova Scotia. In the fall of 2003, the parties began discussions about a “Framework Agreement” with the intent of creating a road map of how the parties will move forward. The Province expects the Framework Agreement to be signed in 2007.

Audit of Governance and Control Framework
     In fiscal 2004, the Province commissioned the firm of Deloitte Touche LLP to conduct an independent audit of the governance and control practices within the Nova Scotia Department of Finance. The objectives for this governance and controls assessment were to provide assurance that the objectives, policies, and procedures are consistent with the Department’s strategic plan; that major risks have been identified and to ensure that controls are in place to minimize risks.
     The Deloitte audit found that significant deficiencies existed with respect to the governance and control within the Nova Scotia Department of Finance. The audit concluded that actions must be taken to correct these deficiencies. The report also stated “fundamental governance structures and critical management controls, based on accepted practices, are not sufficiently in place to support the prudent management of assets. Accordingly, we are unable to provide assurance with respect to the objectives of the audit.” Further it was found that there existed within the current Debt Management Committee a “...lack of approved policies and procedures; and lack of certain competencies necessary to perform their delegated responsibilities.”
     The report contained a number of recommendations pertaining to the governance and control functions within the Department of Finance. The most significant recommendations include the restructuring of the existing Debt Management Committee into a governance body. This restructuring includes changes to both the role and membership of the Debt Management Committee. The formalization of a comprehensive strategic debt management plan is also a key recommendation of the report.
     It was further found that there exists a need for an independent function within the Department of Finance to monitor and conduct compliance reviews of Liability Management and Treasury Services and Investment Division activities. The recommendation suggested that this function be achieved through the creation of a “Middle Office” to oversee day-to-day control and monitoring of financial transactions.
     The Department of Finance developed action plans to respond to the report’s recommendations. The objective was to adhere to the overall spirit of the Deloitte recommendations where they were consistent with existing Provincial legislation. Additional research was conducted in instances where the recommendations were not specific or were inconsistent with existing Provincial legislation. The actions undertaken include a revamp of the Debt Management Committee (including changes to membership, policies and procedures); revising the Investment Advisory Committee (including changes to policies, procedures and processes). Additional policies such as the Trading and Signing Authority Policy, Conflict of Interest Policy, Statement of Investment Policy and Goals, and the Treasury Management Policy have been approved by the Minister of Finance. A “middle office” function, reporting to senior management, has been established in the Department of Finance. These changes have not been audited since implementation of the project.
5900 Audit of the SAP systems deployed by the Provincial Government
     Deloitte Consulting Inc. is contracted by the Corporate Information Systems division of the Department of Finance to provide a Section 5900 Audit of the SAP systems deployed by the provincial government. This activity was the result of a recommendation “...that government address the need for an annual service auditor review and reporting on the controls surrounding the SAP infrastructure and related Corporate Information Systems services”.
     The most recent Section 5900 was produced for the period April 1, 2005 through March 31, 2006 and identified a number of exceptions in various control procedures. Management is pursuing an action plan to deal with the deficient control objectives and will monitor for correction. Section 5900 Audit reports are now undertaken on an annual basis and have become an important part of improved governance and control activities for the SAP systems within the Department of Finance.

Litigation
     The Canada Life Assurance Company has filed a statement of claim alleging a breach of contract by the Province in connection with a series of contracts that the Province had entered into with MFP Financial Services Limited. (Subsequently known as Clearlink Capital and which has since changed its name to Renasant Financial Partners Limited.) Canada Life Assurance Company is the successor to MFP Financial’s interest in these contracts. The contracts set out the terms and conditions of lease financing for equipment used by the Province. The Province has filed its statement of defense and has issued a third party claim against Aliant Telecom and MFP Financial Services who have also filed their statement of defense. Canada Life has brought an application for summary judgment to be heard in January 2007. The estimated amount in dispute is $5 million plus penalties and interest claimed against the Province by Canada Life in the main action.

ECONOMY
     Nova Scotia has a diversified economy. The geographic location of Nova Scotia, being surrounded almost completely by water with more than 7400 kilometers of coastline, has significantly contributed to the economy. The importance of the sea to the economy is witnessed in many industries such as fishing and aquaculture, oil and gas, naval defense, tourism, transportation and research.
     While many of the goods and services producing industries are directly or indirectly related to the manufacturing of Nova Scotia’s natural resources such as pulp and paper products, natural gas and seafood products, the provincial economy continues to diversify into information age technologies and other such goods as diverse as motor vehicle tires.
     Exports are important to the economy of Nova Scotia as roughly 50% of all goods produced in Nova Scotia are exported, and, of that figure, over 80% are exported to the United States.
     Nova Scotia’s service sector is disproportionately larger than that of Canada as a whole. Much of this is due to Nova Scotia’s geographic location, which establishes it as the hub of the four Atlantic Provinces and therefore casts it as a natural regional service center.
Principal Economic Indicators
     The economy of Nova Scotia is influenced by the economic situation of its principal trading partners in Canada and abroad, particularly the United States. In 2005, Nova Scotia’s gross domestic product (“GDP”) at market prices was $31.3 billion, or 2.3% of Canada’s GDP. Compared with the levels for 2004, real GDP in chained 1997 dollars for Nova Scotia and Canada increased by 1.6% and 2.9%, respectively, in 2005. Total international and inter-provincial exports of goods and services from Nova Scotia in 2005 increased 3.8% over 2004. Manufacturers’ shipments for Nova Scotia increased by 1.5% in 2005 over 2004, compared to an increase of 0.9% for Canada. On October 23, 2006, the Conference Board of Canada forecast that Nova Scotia and Canada’s GDP growth at market prices in 1997 dollars would be 2.2% and 2.8%, respectively, for 2006.

     The following table sets forth certain information about economic activity in Nova Scotia and, where provided, Canada, for the calendar years 2001 through 2005.
SELECTED ECONOMIC INFORMATION

						Compound
						Annual
						Rate of
	2001	2002	2003	2004	2005	Growth (1)
	(In millions unless otherwise indicated)
Gross Domestic Product (Nova Scotia:
Market Prices (2)	$25,909	$27,082	$28,801	$29,859	$31,344	4.9%
Chained 1997 Dollars (3)	23,700	24,652	24,929	25,131	25,534	1.9%
Gross Domestic Product (Canada)
Market Prices (2)	1,108,048	1,152,905	1,213,408	1,290,788	1,371,425	5.5%
Chained 1997 Dollars (3)	1,038,702	1,069,282	1,088,773	1,124,688	1,157,705	2.7%
Personal Income	23,107	23,773	24,468	25,236	26,278	3.3%
Per Capita Personal Income (4)	24,793	25,426	26,113	26,904	28,075	3.2%
Capital Expenditures	5,186.6	5,890.2	5,654.1	5,696.9	5,922.5	3.4%
Retail Trade	9,278	9,840	10,015	10,297	10,596	3.4%
Value of Manufacturers’ Shipments	8,228	8,853	8,778	9,751	9,899	4.7%
Annual Increase in Consumer Price Index:
Nova Scotia	1.8%	3.0%	3.4%	1.8%	2.8%
Canada	2.6%	2.2%	2.8%	1.9%	2.2%

(1)	Compound annual rate of growth is computed by distributing the aggregate amount of growth during the period on the basis of a single annual rate of growth compounded annually. These rates are not adjusted for inflation unless otherwise indicated.

(2)	Gross Domestic Product (“GDP”) at market prices represents the value added by each of the factors of production plus indirect taxes less subsidies.

(3)	In 2001, Statistics Canada adopted the Fisher index formula, chained quarterly, in the quarterly Income and Expenditure Accounts as the official measure of real expenditure-based GDP. This formula produces a more accurate measure of quarter- to- quarter growth in GDP and its components. The change also brings the Canadian measure in line with the US quarterly Income and Product

Accounts which also use the chain Fisher formula to measure real GDP.

(4)	In dollars.
Sources: Statistics Canada, Catalogue No 13-213, 13-001, 61-206, 31-001, 63-005 and CANSIM Table 080-0002, 304-0015 and 326-0002.

Recent Developments
     The following table sets forth the most recently available information with respect to certain economic indicators for Nova Scotia and Canada.
RECENT DEVELOPMENTS

		Percentage Change
	Period	Nova Scotia	Canada

Retail Trade (1)	Jan — Aug 2006	6.7%	6.4%

Housing Starts (all areas) (2)	Jan — Sep. 2006	3.5%	1.4%

Unemployment Rate (3)	October 2006	8.2%	6.2%

Consumer Price Index	Jan — Sep 2006	2.5%	2.2%

(1)	Seasonally adjusted.

(2)	These figures represent residential housing starts in both urban and rural areas.

(3)	These figures reflect the rate of unemployment (seasonally adjusted), not the growth rate of unemployment over the previous year period.
Sources: Statistics Canada, Catalogue No. 71-001 PPB and CANSIM Tables 080-0014, 027-0007 and 326-0001.

Economic Structure
     Nova Scotia’s economy features the general characteristics of developed economies. Nova Scotia’s service sector is disproportionately larger than that of Canada. This represents Nova Scotia’s long-established position as the principal private sector service center for Atlantic Canada and the center for regional public administration and defense.
     The following table shows the relative contribution of each sector to GDP in basic prices (chained 1997 dollars) for Nova Scotia and Canada for the calendar years indicated.
NOVA SCOTIA GROSS DOMESTIC PRODUCT BY INDUSTRY IN BASIC PRICES
(CHAINED 1997 DOLLARS)

						Compound
						Annual Rate of	% of GDP
						Growth	in Basic Prices,
	2001	2002	2003	2004	2005	2001-2005	2005
	(In millions)
							Nova Scotia	Canada
Primary Sector:
Agriculture, Forestry, Fishing, and Hunting	$678.9	$689.1	$711.6	$686.6	$678.3	0.0%	2.9	2.3
Mining and Oil, and Gas Extraction	634.7	690.8	657.2	599.3	621.8	-0.5%	2.7	3.7
Utilities	513.5	532.1	552.6	556.9	564.1	2.4%	2.4	2.6

	1,827.1	1,912.0	1,921.4	1,842.8	1,864.2	0.5%	8.0	8.6

Secondary Sector:
Manufacturing	2,133.1	2,341.6	2,268.2	2,281.6	2,232.0	1.1%	9.5	17.2
Construction	1,244.6	1,236.6	1,333.0	1,334.7	1,336.0	1.8%	5.7	6.0

	3,377.7	3,578.2	3,601.2	3,616.3	3,568.0	1.4%	15.3	23.2

Service Sector:
Transportation and Warehousing	$959.2	$966.5	$959.7	$980.8	$1,001.0	1.1%	4.3	4.8
Wholesale and Retail Trade	2,485.8	2,588.8	2,628.2	2,652.5	2,722.6	2.3%	11.6	12.1
Information and Culture Industries	924.7	990.7	1,005.5	1,019.8	1,039.4	3.0%	4.4	4.1
Finance and Insurance, Real Estate and Leasing, and Management of Companies	4,504.1	4,641.9	4,759.3	4,921.7	5,062.9	3.0%	21.7	19.9
Education Services	1,247.0	1,264.7	1,275.4	1,280.3	1,326.3	1.6%	5.7	4.4
Health Care and Social Assistance	1,726.3	1,808.4	1,860.1	1,903.5	1,944.0	3.0%	8.3	5.8
Arts, Entertainment, and Recreation	139.6	148.2	143.3	142.7	139.7	0.0%	0.6	0.9
Accommodation and Food Services	575.4	588.0	592.0	580.0	571.8	-0.2%	2.4	2.2
Other (1)	1,508.5	1,623.2	1,707.6	1,718.4	1,743.8	3.7%	7.5	8.6
Public Administration	2,235.4	2,289.6	2,349.8	2,354.9	2,390.7	1.7%	10.2	5.4

	16,306.0	16,910.0	17,280.9	17,554.6	17,942.2	2.4%	76.7	68.2

Gross Domestic Product at Basic Prices	$21,595.6	$22,493.6	$22,873.9	$23,025.9	$23,384.9	2.0%	100.0	100.0

(1)	Includes the following industry categories: Professional, Scientific and Technical Services; Administrative and Support, Waste Management and Remediation Services; and, Other Services.
Sources: Statistics Canada, Catalogue No. 15-203-XPB

Population and Labor Force
     According to estimates by Statistics Canada, the population of Nova Scotia was 934,405 at July 1, 2006 or 2.9% of the Canadian population of 32.6 million. During the period July 2001 to July 2005, the compounded annual population growth rate was 0.1% for Nova Scotia, as compared to 1.0% for Canada. Nova Scotia’s labor force grew at a compounded annual rate of 1.3% compared to 1.9% for Canada for the 2001 to 2005 calendar years period.
     In 2005, the Province’s labor force averaged 483,900 persons, representing 63.6% of the population 15 years of age and over. This is a decrease of 0.5 percentage points in the participation rate over 2004. Nova Scotia’s unemployment rate decreased to 8.2% in October 2006, on a seasonally adjusted basis, versus the October 2005 level of 8.6%. This compares with rates of 6.2% and 6.6% respectively for Canada for the same periods. The unemployment rate for Nova Scotia reflects a decrease in the labor force of 4,700, a decrease in the number of individuals employed of 2,100, combined with a decrease in the number of unemployed of 2,600, compared to the same period in 2005.
     The following table sets forth Nova Scotia’s population and labor force for the 2001 to 2005 calendar years.
POPULATION AND LABOR FORCE

						Compound Annual Rate
	2001	2002	2003	2004	2005	of Growth
	(In thousands unless otherwise indicated)
Total Population (July 1)	932	935	937	938	936	0.1%
Population 15 Years of Age and Over	743	748	753	757	761	0.6%
Labor Force	460	468	475	485	484	1.3%
Labor Force Employed	415	423	431	442	443	1.6%
Participation Rate (%):
Nova Scotia	61.9	62.6	63.1	64.1	63.6
Canada	65.9	66.9	67.5	67.5	67.2
Unemployment Rate (%):
Nova Scotia	9.8	9.6	9.1	8.8	8.4
Canada	7.2	7.7	7.6	7.2	6.8
Source: Statistics Canada, Catalogue Number 71F0004-XCB, 90-002-XPB and 91-213-XIB.

     The following table illustrates the distribution of employment in Nova Scotia by industry for the calendar years 2001 through 2005, and the compound annual rate of growth over the period 2001 to 2005.
EMPLOYMENT BY INDUSTRY

						Compound
						Annual
						Rate of
	2001	2002	2003	2004	2005	Growth
	(In thousands)
Agriculture	7.5	6.7	6.7	5.4	5.8	-6.2%
Forestry, Fishing, Mining, Oil, and Gas	13.2	13.0	13.7	13.9	15.0	3.2%
Utilities	2.7	2.8	2.6	2.5	2.4	-2.9%
Construction	24.6	24.0	24.5	28.2	27.7	3.0%
Manufacturing	42.2	43.5	45.0	43.6	40.3	-1.1%
Wholesale and Retail Trade	75.5	78.2	74.3	74.7	77.8	0.8%
Transportation and Warehousing	20.5	20.3	20.4	21.4	21.0	0.6%
Finance, Insurance, Real Estate, and Leasing	20.4	21.5	21.9	22.2	21.8	1.7%
Professional, Scientific, and Technical Services	17.7	17.4	18.3	20.3	20.2	3.4%
Business, Building and Other Support Services	17.5	21.5	22.0	24.9	24.2	8.4%
Educational Services	33.0	32.9	34.0	36.0	35.3	1.7%
Health Care and Social Assistance	49.3	49.5	53.3	53.6	56.0	3.2%
Information, Culture, and Recreation	17.8	17.5	16.6	16.6	15.8	-2.9%
Accommodation and Food Services	27.5	30.0	29.2	31.1	31.6	3.5%
Other Services	19.2	19.7	21.8	20.4	20.8	2.0%
Public Administration	26.6	24.5	27.1	27.2	27.4	0.7%

Total — All Industries	415.2	422.9	431.2	442.2	443.1	1.6%

Source: Statistics Canada, Labour Force Historical Review 2005 CD-ROM No. 71F0004-XCB.

Income and Prices
     Personal income in Nova Scotia increased by 4.1% in 2005 to $26,278 and average weekly wages increased by 3.5% to $636.09.
     The following table reflects the percentage increases in average weekly wages and salaries as well as the Consumer Price Index (“CPI”) for Nova Scotia and Canada for calendar years 2001 through 2005.
CPI AND AVERAGE WEEKLY WAGES AND SALARIES, INDUSTRIAL AGGREGATE
(PERCENT INCREASE OVER PREVIOUS YEAR)

	Nova Scotia		Canada
	Average Weekly		Average Weekly
	Wages and Salaries	CPI	Wages and Salaries	CPI
2001	2.1%	1.8%	1.7%	2.6%
2002	2.9%	3.0%	2.1%	2.2%
2003	1.2%	3.4%	1.4%	2.8%
2004	2.8%	1.8%	2.2%	1.9%
2005	3.5%	2.8%	3.1%	2.2%
Source: Statistics Canada, Catalogue Number 72F0023-XCB and CANSIM Tables 281-0027 and 326-0002.

Capital Expenditures
     Capital expenditures consist of investment in new construction, and purchases of machinery and equipment in Nova Scotia by the private sector and all levels of government.
     The following table sets forth total capital expenditures for the 2002 to 2005 calendar years and investment intentions for 2006.
CAPITAL EXPENDITURES1

	2002	2003	2004	2005 (2)	2006 (3)
Housing	$1,313.4	$1,462.0	$1,684.8	$1,757.0	$1,826.8
Public Administration, Education, Health, and Social Services	943.3	951.2	862.5	892.4	821.7
Wholesale and Retail Trade	276.4	295.2	385.5	373.2	412.4
Finance, Insurance, Real Estate, and Leasing	692.7	701.2	676.6	713.3	690.1
Manufacturing	451.7	435.0	388.3	411.4	604.5
Transportation and Warehousing	246.9	155.6	189.5	292.0	440.2
Information and Cultural Industries	289.4	258.5	181.9	252.2	245.1
Agriculture, Forestry, and Fishing	128.0	130.8	127.4	129.2	128.1
Mining and Mining Related	1,192.7	875.6	700.8	607.9	590.1
Other (4)	355.7	389.0	499.6	493.9	765.7

Total	$5,890.2	$5,654.1	$5,696.9	$5,922.5	$6,524.7

Private Sector	$4,947.9	$4,688.0	$4,799.0	$4,985.1	$5,560.5
Public Sector	942.3	966.1	897.9	937.4	964.2

Total	$5,890.2	$5,654.1	$5,696.9	$5,922.5	$6,524.7

Construction	$3,241.6	$3,441.9	$3,662.1	$3,699.4	$4,176.9
Machinery and Equipment	2,648.6	2,212.2	2,034.8	2,223.1	2,347.8

Total	$5,890.2	$5,654.1	$5,696.9	$5,922.5	$6,524.7

(1)	Capital Expenditures are classified under the North American Industrial Classification System (“NAICS”).

(2)	Preliminary Actual

(3)	Investment Intentions as reported in February 2006.

(4)	“Other” includes Utilities; Construction; Professional, Scientific and Technical Services; Management of Companies and Enterprises; Administrative and Support, Waste Management and Remediation Services; Arts, Entertainment, and Recreation; Accommodation and Food Services; and Other Services.
Source: Statistics Canada, Catalogue Number 61-206, February 23, 2006 and CANSIM Tables 026-0005 and 032-0002.

     The intentions survey for 2006 shows a 10.2% increase in capital expenditures over 2005, reflecting expectations of increased investment in the housing, wholesale and retail trade, manufacturing, transportation and warehousing, and other industries sectors. Private sector capital expenditure investment intentions for 2006 are expected to account for 85% of the total increase in expected capital expenditures.
     The preliminary results for 2005 show a 4.0% increase in capital expenditures over 2004, reflecting increased investment in the housing, public administration, finance, insurance, real estate and leasing, manufacturing, transportation and warehousing, information and culture, and agriculture, forestry and fishing sectors.
     Capital expenditures for 2004 show an increase of 0.8% in capital expenditures over 2003, reflecting increased spending for the housing, wholesale and retail trade, transportation and warehousing, and other industries sectors. These results were offset by declines in the public administration, finance, insurance, real estate and leasing, manufacturing, information and cultural industries, agriculture, forestry and fishing and mining and mining related industries sectors.
     Capital expenditures in 2003 decreased by 4.0% from 2002, reflecting lower spending in the manufacturing, transportation and warehousing, information and cultural industries, mining and mining related sectors. The 26.6% decline in capital spending in the mining sectors was partially offset by an 11.3% increase in spending in housing construction.

Goods Producing Industries
     Manufacturing. The manufacturing industry is the largest contributor to the goods producing portion of Nova Scotia’s economy and accounted for 9.5% of real GDP (basic prices in chained 1997 dollars) in 2005. The gross selling value of manufacturers’ shipments increased from $8,228 million in 2001 to an estimated total of $9,899 million in 2005 presenting a compound annual rate of growth of 4.7%. This compares with a compound annual rate of growth of 2.1% for Canada over the same period.
     In 2005, the selling value of manufactured shipments was slightly higher than the previous year due to offsetting impacts of higher commodity prices and the higher Canadian dollar, resulting in a 1.5% increase over 2004 figures. Exports of newsprint and other paper products were up, while exports of fish products and lumber were down. The impact of a slower provincial economy, partially as a result of the impact of a higher Canadian dollar can also be seen in the labor market. The employment level in the manufacturing sector for 2005 declined by 3,300 or 7.6% compared to 2004.
     Most of the employment in the manufacturing sector occurs outside of the province’s largest urban centre (Halifax Regional Municipality) making the sector directly and indirectly a key employer in many of the more rural areas of the province.
     The United States is the primary market for Nova Scotia’s international merchandise export trade. In 2005, $4.7 billion or 80.1% of the value of Nova Scotia’s international merchandise exports went to the United States.
     Approximately 45% of manufacturing shipments for Nova Scotia in 2005 was attributable to four major industry groups: food, paper and allied industries, wood industries, and transportation equipment. The food industry accounted for 21.2% of total shipments in 2005, with seafood products comprising 43.1% of the value of food shipments. The paper and allied industries, and transportation equipment industry represented 9.2% and 8.7%, respectively, of the value of manufacturing shipments. Wood industries accounted for 5.6%. Three plants operated by Michelin North American (Canada) Inc. and a petroleum refinery (for which the specific output valued are not published but are included by Statistics Canada shown in “Other” in the table below) contributed to significant output within the manufacturing sector.
     In 2004, the value of manufacturing shipments increased 11.1% over 2003, reflecting an increase in demand for Nova Scotia produced goods from markets in the United States.

     The following table sets forth the gross selling value of manufacturers’ shipments for Nova Scotia by industry group for the calendar years 2001 through 2005.

GROSS SELLING VALUE OF MANUFACTURERS’ SHIPMENTS

	2001	2002	2003	2004	2005
	(In millions)
Food	$1,961	$2,111	$2,093	$2,303	$2,095
Paper Manufacturing	962	779	799	888	915
Wood Products	525	603	553	608	553
Machinery Manufacturing	142	123	175	143	161
Aerospace Product & Parts Manufacturing	322	287	242	298	323
Transportation Equipment	742	898	725	864	857
Other (1)	3,574	4,052	4,191	4,647	4,995

	$8,228	$8,853	$8,778	$9,751	$9,899

(1)	Includes clothing, chemicals, primary metals, machinery, computer and electronic products, electrical equipment, furniture, refined petroleum and coal products, printing, and other figures for industry data considered confidential.
Source: Statistics Canada, Catalogue Number 31-001-XPB and CANSIM table 304-0015.

     Construction. The construction industry is the second largest goods-producing industry in Nova Scotia. Its contribution to real GDP (basic prices in chained 1997 dollars) was $1,336.0 million in 2005 and accounted for 5.7% of total real GDP. Construction activity accounted for 62.5% of total capital expenditures in 2005, an increase of 1.0% in 2005 over 2004 versus an 8.9% increase in Canada in 2005 over 2004. Compound annual growth in capital expenditures on construction in Nova Scotia was 4.2% for the 2001 to 2005 time period, as compared to 9.3% for Canada.
     Canada Mortgage and Housing Corporation reported that housing starts in all areas of Nova Scotia increased by 1.2% in 2005 from 2004, compared to a decline of 3.4% at the national level over the same period. Capital expenditures on housing construction in Nova Scotia increased 5.6% in 2005 over 2004, versus a 5.7% increase in Canada for the same period. Construction associated with housing starts comprises only part of the capital expenditures on housing construction; nearly half of these expenditures are for residential renovations. Renovations in 2005 experienced an 8.6 % increase over 2004.
     Capital expenditures on non-residential construction increased 23.3% in 2005 in Nova Scotia versus an increase of 5.2% in Canada. According to building permit data much of the growth was in the commercial sector.
     While employment in 2005 was down compared to 2004, the demand for workers in the industry over the last couple of years has been above the historical long-term levels. Over the time period of 2001 to 2005, the compound annual rate of growth for employment in the construction industry has been 3.0%, well above the rate of 1.6% for all industries in Nova Scotia.
     Fisheries. A large and diverse commercial fish and processing industry exists in Nova Scotia. Nova Scotia harvests over 50 different species of seafood, and exports these products to all major seafood markets. The Federal Government, through detailed stock assessment plans and quotas, manages fisheries resources.
     Nova Scotia’s fish landings had a value of $647.1 million in 2005. Shellfish such as lobster, snow crab and scallops, accounted for 82% of the value of landings. Lobster is the predominant species and represented 52% of the total landed value. Snow crab and scallops are the next predominant species at 11 percent each. Aquaculture contributed an additional $53 million to fish landings in 2005.
     Nova Scotia was the largest exporting province for seafood in 2005 at just over a $1 billion. The United States is still Nova Scotia’s main destination for seafood representing 59.2% of fish exports.
     The harvesting sector employed about 8, 000 workers throughout all of Nova Scotia in 2005, an increase of about 300 from 2004.
     In terms of real GDP growth, 2005 saw output decrease 4% from 2004 levels. This decrease was a combination of less landings and the higher Canadian dollar. Total volume of commercial fish landings (metric tonnes) was down 24.5% with all species having declines. The higher dollar has been putting downward pressure on the value exports. Total value of exports for fish, crustaceans, mollusks and other aquatic invertebrates was down 5.5%. Lobster exports fell 1.9% in 2005, while scallops were down 27.4%.
     There is also an improvement in future landings for haddock. Canadian share of the quota was set at about 14,500 and 25, 000 metric tones in 2006 and 2007/08 respectively. Three years ago the quota was 6, 000 metric tonnes.

     The following table sets forth information with respect to the fishing and fish processing industry in Nova Scotia for the calendar years 2001 through 2005.
FISHING AND FISH PROCESSING INDUSTRY

	2001	2002(1)	2003(1)	2004(1)	2005(2)
			(In millions)
Quantity of Fish Landings (pounds) (3)	807.7	810.6	816.8	732.4	552.7
Value of Fish Landings (3)	$784.6	808.8	847.2	742.2	647.1
Market Value of Fish Products Produced (4) (5)	$1,490.7	1,536.7	1,609.7	1,410.2	1,229.5
Capital Investment (6)	$62.6	64.5	64.9	57.3	61.5
Value of Exports of Fish and Marine Products	$1,156.2	1,249.5	1,187.9	1,098.4	1,045.6

(1)	Revised.

(2)	Preliminary.

(3)	Does not include Aquaculture.

(4)	Estimated by Province of Nova Scotia.

(5)	Includes an estimate of market value for imported frozen fish processed net of raw material costs.

(6)	Includes fishing, hunting, and trapping.

Sources:	Department of Fisheries and Oceans, and Nova Scotia Department of Agriculture and Fisheries. Statistics Canada, Catalogue Number 61-205 and CANSIM Table 29-0005.
     Participation in, and regulation of, the fisheries was the subject of a 1999 decision of the Supreme Court of Canada. In September and November 1999, the Supreme Court held that under the Treaty of 1760, the Mi’kmaq are entitled “to continue to provide for their own sustenance by taking the products of their hunting, fishing and other gathering activities, and trading for what in 1760 termed ‘necessaries,’” which the Supreme Court interpreted as the ability to obtain a “moderate livelihood.” A moderate livelihood was described by the Supreme Court as including basics such as “food, clothing and housing, supplemented by a few amenities” but does not extend to the open-ended accumulation of wealth. The Supreme Court held that the right is subject to regulation. See “Introduction — Current Issues Concerning Native Persons.” The case was fact-specific in relation to eels, and determinations of what are appropriate hunting, fishing and gathering activities for modern Mi’kmaq will be decided by either a court on a case by case, fact specific basis, or through negotiations of the parties. Interim fishing agreements have been entered into by the Federal Department of Fisheries and Oceans with a majority of the native groups dealing with the issuance of limited licenses for specific fisheries, including lobster fishing zones, training, and acquisition of equipment. Licenses issued pursuant to these agreements are available as a result of Federal purchases of non-native licenses.

     Mining and Mineral Exploration. The value of mineral production (excluding oil and gas) in Nova Scotia increased 0.2% to $286.1 million in 2005, a slight increase over 2004. Gypsum, crushed stone, salt, sand and gravel, and coal are the major minerals being produced. Nova Scotia also produces cement, clay, limestone, dolomite, anhydrite, peat, barite, and silica.
     Real GDP growth in the sector had a decline of 26.3% in 2005, excluding oil and gas. Including oil and gas, real GDP had a growth rate of 3.8% in 2005. The industry employed 2,900 people in 2005, an increase of about 400 from 2004.
     Nova Scotia’s 2005 production value of stone increased 7.5% over 2004 to $73 million, as a result of a 6.3% increase in the quantity of production to 10.8 million tonnes.
     Nova Scotia’s gypsum and anhydrite deposits are among the largest workable deposits in Canada. Nova Scotia is the most productive gypsum-mining region in the world. Gypsum outcrops occur throughout the whole of the northern half of the Province’s mainland and Cape Breton Island. In 2005, Nova Scotia produced over 80 per cent of Canada’s gypsum. Statistics show the value of gypsum production to be $81.1 million in 2005 with 6,829 million tonnes being produced. For 2005, the value of international exports was $96 million, an increase of 13.3 per cent over 2004. Approximately 90 per cent of the gypsum and anhydrite shipped from Nova Scotia is destined for the United States.
     There are currently two surface coalmines operating in Nova Scotia. Production information is currently unavailable due to confidentiality requirements of Statistics Canada. In 2003 the Province announced that it had acquired the mining lease for the Sydney coalfields from the Cape Breton Development Corporation. This prompted the Provincial government call for proposals for the Donkin coal resource in December 2004. The Swiss mining company Xstrata won the bid to develop the Donkin mine for coal. The company has announced a $10 million feasibility study over a two year period. Development of the coal mine would cost about $300 million with the potential to extract up to three million tonnes of coal per year, employing about 300 miners. The development of this mine has no public funding requests tied to the proposal.
     Agriculture Real GDP growth in the farm sector increased 8.6% following a 0.2% increase in farm cash receipts. Most of this real growth occurred in field crop production. Capital expenditures in the farm sector support the productivity improvements. According to Statistics Canada’s Private and Public Investment Intentions Survey the sector has been investing $59 million in capital over the last two years and is expected to do the same in 2006. The number of people employed in the farm sector stood at 5,800 in 2005, an increase of about 400 from 2004. The major components of agricultural production in Nova Scotia include dairy products, poultry, eggs and fruit crop production. Farm cash receipts for livestock production were up 3.8% in 2005 from 2004. This increase reflects the increase in beef production (47.8%) largely due to the re-opening of the United States border to Canadian live cattle after more than two years of closure related to Mad Cow.
     Forestry In 2005, the total provincial harvest of round wood was 6,254,716 million cubic meters, a decline of 9.2% from 2004. Of this amount 1,046,220 million cubic meters, or 16.7%, was exported. Finished lumber production was 1,556,700 metric tonnes, a decline of 11.1% from 2004. Export sales, mostly into the United States, were down 6.2%. Export sales in 2005 for newsprint and fine writing/printing paper were up 7.5% and 22.8% respectively. Chemical wood pulp export shipments were down 32.2%.
     In 2005, the value of manufacturing shipments for wood products was $658.0 million, an increase of 0.3% over 2004. For the paper and allied industries the value of shipments was $841.3 million, a 2.0% fall from 2004. The logging sector employed about 4,100 workers in 2005, an increase of about 400 from 2004.

Exports
     The total value of exports of goods and services in 2005, under Statistics Canada’s Provincial Economic Accounts (PEA) data system, for Nova Scotia stands at $14,689 million, (current dollars) giving an annual compound growth rate of 3.3% over the 2001 to 2005 time period. This represents nearly half of the total value of GDP in 2005 at 46.9%.
     Of this $14,689 million total exports number, 53.5% or $7,860 million, were shipped to other countries, leaving 46.5% or $6,829 million as exports to other provinces within Canada. Exports of goods accounted for 76.3% of total exports resulting in exports of services accounting for 23.7%. Most of the goods are exported to other countries (61.8%), while services are mostly exported to other provinces (73.1%).
     Over the 2001 to 2005 time period, exports of goods had an annual compound growth rate of 3.8% compared to 1.8% for services.
     Statistics Canada reports in their PEA data system that the final value for international merchandise exports of goods for 2005 to be $6,924 million representing an annual compound rate growth of 2.5% since 2001. Nova Scotia’s international merchandise exports of goods (based on customs clearing data) amounted to $5,815.1 million in 2005, which is slightly more than the 2001 figure of $5,806.8 million. The PEA data system adjusts the customs data for other costs (transportation margins, duties etc.),
     The following table sets forth Nova Scotia’s top ten international merchandise exports for the calendar years 2001 through 2005.
INTERNATIONAL MERCHANDISE EXPORTS

						Compound
						Annual Rate
	2001	2002	2003	2004	2005	of Growth
			(millions)
Oil & Gas Extraction	1,188.0	729.9	1,107.2	1,037.5	1,322.2	2.7%
Fish and Marine Products	706.8	806.8	815.2	762.3	711.6	0.2%
Tires	670.0	705.9	611.8	647.5	640.8	-1.1%
Paper for Printing	319.9	518.4	470.9	492.6	565.2	15.3%
Lumber	207.9	209.7	163.5	226.5	212.5	0.5%
Wood Pulp	213.2	188.6	189.5	213.6	144.9	-9.2%
Fruits, Nuts, Chocolate and Food Preparations Containing Cocoa	82.5	90.0	114.2	136.9	144.3	15.0%
Gypsum Anhydrite	83.1	67.2	69.6	84.7	96.0	3.7%
Film, Plates, Sheets Polymers & Other Plastics	66.3	79.7	79.2	87.1	93.0	8.8%
Refined Petroleum Products	19.1	102.4	132.9	100.2	84.3	44.9%
Other	2,250.0	1,845.8	1,723.4	2,070.4	1,800.3	-5.4%

Total	$5,806.8	$5,344.4	$5,477.4	$5,859.3	$5,815.1	0.0%

Source: Statistics Canada and Industry Canada.

Service Sector
     Overview. The Halifax metropolitan area is the largest financial and commercial service center in Atlantic Canada. The area is also one of Canada’s major medical and scientific communities, and the location of several federally sponsored scientific research institutions, including the Bedford Institute of Oceanography. The Halifax region is also home to several universities as it is a major education center for Atlantic Canada.
     The Halifax region accounted for 69.7% of the employment in Nova Scotia for 2005 producing an unemployment rate of 5.8% for 2005 compared to the 8.4% unemployment rate for the Province and 6.8% unemployment rate for Canada.
     The following table sets forth the percentage contribution to the GDP for the service sector by component for the calendar years 2001 through 2005.
SERVICE INDUSTRIES AS A PERCENTAGE OF TOTAL SERVICE PRODUCING INDUSTRIES

	2001	2002	2003	2004	2005
Transportation and Warehousing (1)	5.9	5.7	5.6	5.6	5.6
Wholesale and Retail Trade	15.2	15.3	15.2	15.1	15.2
Information and Culture Industries	5.7	5.9	5.8	5.8	5.8
Finance, Insurance, Real Estate, Renting and Leasing, and Management of Companies	27.6	27.5	27.5	28.0	28.2
Educational Services	7.6	7.5	7.4	7.3	7.4
Health Care and Social Assistance	10.6	10.7	10.8	10.8	10.8
Arts, Entertainment, and Recreation	0.9	0.9	0.8	0.8	0.8
Accommodation and Food Services	3.5	3.5	3.4	3.3	3.2
Other (2)	9.3	9.6	9.9	9.8	9.7
Public Administration	13.7	13.5	13.6	13.4	13.3

Total (3)	100.0	100.0	100.0	100.0	100.0

(1)	Includes Pipeline Transportation — See “Offshore Exploration and Development”.

(2)	Includes the following industrial categories: Professional, Scientific and Technical Services; Administrative and Support, Waste Management and Remediation; and Other Services.

(3)	Numbers may not add up due to rounding.
Source: Statistics Canada, Catalogue Number 15-203.

     Trade. The 2005 value of retail sales in Nova Scotia was $10,596.1 million, a 2.9% increase over the 2004 level. The compound annual rate of growth in retail sales was 3.4% in Nova Scotia and 5.2% in Canada during the 2001 to 2005 period. Employment in the retail sector stood at 62,100 in 2005 an increase of 2.9% over 2004.
     The value of wholesale trade was $6,241.8 million in 2005 down 0.4% compared to 2004, reflecting to some degree the slower pace in offshore energy developments. The sector had an employment level of 15,700 in 2005, an increase of 1,300 or 9.0%. In 2005, the wholesale sector had a real GDP growth rate of 2.2%. As noted in the above table, the trade sector accounts for about 15% of the total value of GDP for the Service Producing sector.
     Transportation and Warehousing. Transportation and warehousing have been important factors in the economy of Nova Scotia throughout its history. Halifax harbor and the Strait of Canso are deep-water, ice-free harbors. The Port of Halifax is capable of handling vessels up to 150,000 metric tonnes, and the Strait of Canso can accommodate the world’s largest super-tankers.
     The sector had a real GDP growth rate (chained 1997 dollars) of 2.1% in 2005 over 2004. Over the time period of 2001 to 2005, the sector has experienced an annual compound growth rate of 1.1%. For 2004 and 2005, the sector has employed about 21,000 in both years.
     Port facilities at Halifax include 35 deep-water berths that are complemented by rail, air, and motor freight services. With two container terminals each capable of berthing two container ships simultaneously, Halifax is Canada’s third largest container port and the only port on the east coast of North America capable of handling fully laden Post-Panamax vessels. The total volume of cargo handled by the Port of Halifax in 2005 was 13.7 million metric tonnes. In 2005, containerized cargo tonnage amounted to 4.6 million metric tonnes. Bulk cargo, chiefly consisting of petroleum products and gypsum, totaled 8.6 million metric tonnes. Ro/Ro (roll-on/roll-off) and breakbulk accounted for the rest of the cargo tonnage shipped through the Port of Halifax. This Port serves as a trans-shipment point for automobile distribution throughout Atlantic Canada via ship and rail. The Port of Halifax also serves more container lines, with more direct calls to Europe, the Mediterranean, Middle East, Asia, South America, Central America, and the Caribbean than any other Canadian port. In addition, the Port of Halifax welcomed 108 cruise vessels and 188,678 passengers.
     Tourism. Approximately 2.1 million tourists visited Nova Scotia during 2005, a decline of 4.0% over 2004. Wet weather in the spring and early summer, along with higher gas prices and the Canadian dollar helps to explain the fall in visitors. Several other key factors also had an impact especially for visitors from United States, where on going border issues and the confusion about passport requirements along with the loss of the Portland-Yarmouth ferry service contributed to a 13% drop in United States visitors in 2005.
Energy
     There is one petroleum refinery operating in Nova Scotia. Crude oil for the refinery is obtained from foreign sources.
     Offshore raw natural gas production in Nova Scotia was 4,218.9 million cubic meters in 2005, a 2.5% decrease in production from 2004. This excludes production of natural gas liquids. Strong prices, however, helped to over ride less gas production with an increase of 27.4% in the value of natural gas shipped through the pipeline into the United States. Natural gas is now Nova Scotia’s number one single commodity export representing 23% of the value of total international merchandise exports of goods in 2005.
     The majority of electricity generated in Nova Scotia is from coal-fired facilities. Total electricity production in Nova Scotia for 2005 was 12,371.7 gigawatt hours, a 1.5% decrease in production over 2004. Total utility generation was 12,121.0 gigawatt hours, a 1.8% decline over 2004. Total hydro generation was 1,102.3 gigawatt hours, a 19.5% increase over 2004. Nova Scotia’s first utility scale wind turbines became operational in 2002. Electricity is produced by two 670 kilowatt turbines, owned by Nova Scotia Power Inc. (“NSPI”). Nova Scotia Power has wind contracts in place for 100 megawatts of electricity.

Offshore Exploration and Development
     Since the beginning of exploration activity in the late 1960’s, substantial gas reserves and modest oil reserves have been discovered, including the six fields that are part of the Sable Offshore Energy Project (“SOEP”), and also the Deep Panuke Project. As of March 31, 2006, there were 3,482,736 hectares of land in the offshore region under active exploration licenses, including 75,941 hectares under significant discovery licenses and 36,445 hectares under production license.
     SOEP is a natural gas project located on the Scotia Shelf that commenced production on December 31, 1999. SOEP’s production averaged 390 mmcf/d over twelve months to June 2006. The first phase, Tier I, of SOEP includes three fields at Thebaud, Venture, and North Triumph. The second phase, Tier II, of the project includes bringing on new fields to maintain production levels. The project’s fourth field at Alma entered into production in late 2003. South Venture went into production in late 2004. Development of the Glenelg field was suspended as it did not prove to be economical. SOEP expenditures in Canada through December 31, 2005 on development and operations have been $2.4 billion, 41.1% of this amount was spent in Nova Scotia. In addition to the producing gas field the SOEP project includes a gas plant at Goldboro and a fractionation plant at Point Tupper.
     ExxonMobil Canada Properties Ltd., Shell Canada Ltd., Imperial Oil Reserves, Pengrowth Energy Trust and Mosbacher Operating Ltd. are interest holders in SOEP. In 1999, the project partners signed a royalty agreement for this project with the Province. This agreement was expected to result in gross royalty revenues for the Province of $600 million to $1.1 billion dollars over the 15-year life of the project, excluding abandonment. There has been substantial variation in gas prices over the past year, and therefore, the Province provides royalty estimates as a range due to the unpredictability of natural gas prices. The royalty income from offshore gas and natural gas liquids for fiscal year 2005-06 was $123.85 million.
     On January 28, 2005 the Province of Nova Scotia reached an agreement in principle with the Government of Canada that ensures that the Province will be the primary beneficiary of its offshore resource revenues. Under the agreement, Nova Scotia will receive 100 percent protection from Equalization “clawbacks” for eight years as long as the Province receives Equalization entitlements. This agreement, through 2012, is worth $1.1 billion to Nova Scotia and the Province received an upfront payment of $830 million, on July 4, 2005. These amounts were used to pay down the Provincial debt. In addition, this agreement provides for a further eight-year extension as long as Nova Scotia still qualifies for Equalization and that its per capita net debt does not become lower than that of at least four other provinces.
     The Maritimes & Northeast Pipeline provides transportation of SOEP gas to markets in Nova Scotia, New Brunswick, and the northeastern United States. This pipeline originates at the “tailgate” of the gas plant in Goldboro, Nova Scotia, continues in a westerly direction and crosses the New Brunswick-Nova Scotia border near Tidnish, Nova Scotia. This pipeline was developed at a capital cost of $1 billion and became operational in November 1999. The Halifax lateral, with a capacity of 124,000 million BTU’s per day, commenced service in November 2000. The Point Tupper lateral commenced service in June 2001.
     In 1999, PanCanadian Limited (now EnCana Corporation) announced that it made a significant gas find under the Panuke oil field. EnCana began front-end engineering and design work in 2001. The Deep Panuke Project was submitted for regulatory approval in March 2002. In February 2003, EnCana called a “time out” to re-evaluate the economics of the proposed Deep Panuke Project.
     In 2006, the Government of Nova Scotia and EnCana Corporation announced an Offshore Strategic Energy Agreement regarding the development of the offshore Deep Panuke natural gas field. The Agreement includes agreements on royalties and specifies work to be completed in Nova Scotia. EnCana also released a project description for the development of the Deep Panuke offshore gas field. The report gives an outline with a general description of the project with no detailed cost and economic/social impacts. EnCana will be seeking companies to finance, lease and operate the field’s jack-up production system. The gas will be processed on the platform and exported to shore by a 176 kilometer pipeline or to the Sable gas sub sea line through a new 15-kilometre pipeline. Once on shore, gas will feed into the Maritime and Northeast Pipeline.

     The bidding process has started with a tender call to help establish a short list with successful contenders to take part in a technical design competition starting in late 2006. By mid 2007, an invitation to tender on the commercial arrangements related to the project is anticipated with gas anticipated to be flowing by late 2010 for about an estimated 13 years. EnCana has stated that its expected projected development costs are approximately $700 million. EnCana’s mean estimate of recoverable sales gas is 630 billion cubic feet with expected production of up to 300 million cubic feet per day.
     In November 2006, EnCana formally started the regulatory process for the Deep Panuke Project by filing the Development Plan Application, including the Environmental Assessment Report, with the Canada — Nova Scotia Offshore Petroleum Board and an application to the National Energy Board for approval of the construction and operation of an offshore pipeline.
     CNSOPB released a study of the deep-water potential in 2002. The report estimated a range of between 15 and 41 trillion cubic feet of natural gas. This is in addition to earlier estimates of the potential along the Scotian Shelf and in the Maritimes basin. The total estimate of oil and natural gas liquids potential reserves in the Nova Scotia offshore area is three billion barrels.
     In March 2002, a federally appointed Tribunal ruled on a boundary line delimiting offshore Nova Scotia and offshore Newfoundland and Labrador. This line settles a dispute between Nova Scotia and Newfoundland and Labrador as to the split between these two provinces on how much of the Laurentian Sub-basin lies in the territory of each province.
     Two Liquified Natural Gas (“LNG”) petrochemical plants are being proposed for Nova Scotia. Anadarko Petroleum’s $650 million LNG plant in Bear Head received environmental approval from the Canadian Environmental Assessment Agency and the Province of Nova Scotia in August 2004, with production slated for late 2008. Anadarko Petroleum has acquired the necessary land for the project from the Province. Keltic Petrochemicals has filed an environmental review for its $4.3 billion LNG/petrochemical plant in Goldboro.
Exploration Rights
     Exploration rights are awarded for a nine-year period to the bidder making the highest work commitment. If this amount is not spent within an initial five-year period (extendable by one year more upon payment of $250,000), 25% of the deficiency is paid to the provincial government. The land is forfeited to the Crown if an exploration well is not drilled within this initial period. The total exploration spending commitment in the 26 active exploration license areas offshore Nova Scotia is $919.8 million. The activity is split between the shallow waters near the SOEP and the much deeper waters off the edge of the Scotian Shelf. Exploration commitments related to 12 exploration licenses, worth an estimated $275 million in exploration spending, expired at the end of June 2004. Three exploration licenses were surrendered in September 2004 and six exploration licenses expired at the end of December 2004. Two exploration period licenses were also surrendered or expired at the end of 2004. Total value of forfeitures to the Province for 2004-05 was $61.0 million. Exploration commitments related to 5 exploration licenses, worth an estimated $151 million in exploration spending, expired at the end of December 2005. Total value of forfeitures to the Province for 2005-06 was $43.2 million.

GOVERNMENT FINANCE
Overview
     Under the Canadian Constitution, the Province is granted certain exclusive powers, including the power to impose direct taxation within the province to raise revenue for Provincial purposes and the power to borrow money on the sole credit of the Province. Certain responsibilities assigned to the Province are, in turn, delegated to municipal governments and other local bodies within the province, such as school boards and local service commissions, under varying degrees of Provincial control.
     Municipal governments raise their own revenues from a number of sources, the most important of which is real property taxes, and also receive financial assistance from the Province. Municipal borrowing powers are strictly limited; operating deficits in any given year must be recaptured through taxation or other current revenues the following year. Municipal borrowings for capital purposes are subject to the approval of the Minister of Service Nova Scotia and Municipal Relations (“SNSMR”) of the Province and must be made through the Nova Scotia Municipal Finance Corporation. See “Certain Crown Corporations and Agencies — Nova Scotia Municipal Finance Corporation” below.
     The receipt of public revenues, the disbursement of public funds, the control of expenditures, and the keeping and auditing of the Public Accounts of the Province are governed by various Provincial statutes. All receipts and disbursements of public money of the Province’s departments and public service units flow through the Provincial Consolidated Fund. Such receipts and disbursements consist of revenue, expenditures, and other transactions. Any net cash requirement of the Consolidated Fund is provided for by the Province’s traditional sources of financing, including borrowings in the public and private financial markets and internal sources.
     Anticipated net revenue, net program expenses, capital expenditures, and net debt servicing costs included in the budgetary estimates of the Province are submitted for approval to the House of Assembly for each fiscal year. Authority for expenditure expires at the end of each fiscal year. Funds for expenditure may also be provided by special legislation and by order of the Lieutenant Governor in Council pursuant to the authority of the Provincial Finance Act. Loans and investments, including those to or on behalf of corporations and agencies owned or controlled by the Province, are generally made pursuant to the authority and limitations of various Provincial statutes and are not included in the annual budgetary estimates submitted to the House of Assembly for approval.
     The accounts and financial operations of the Province and the financial statements of certain crown corporations and agencies are subject to audit by the Auditor General, an official appointed by the Lieutenant Governor in Council under the Auditor General Act. Since the fiscal year ended March 31, 1999, the Auditor General has audited the consolidated financial statements of the Province.
     Figures shown through 2005-06 are actual audited figures. On July 4, 2006 the Minister of Finance submitted the budget for 2006-07, which is referred to herein as “Estimate 2007”. These estimates were revised as of September 8, 2006 and such revised numbers are referred to as “Forecast 2007”.
Specific Accounting Policies
     This section provides a brief overview of specific accounting policies in use by the Province.
     Beginning with the fiscal year ended March 31, 1999, the Province made significant changes to its basis of accounting. In 1999, the two most significant changes were in the areas of consolidated reporting and accounting for foreign exchange gains and losses. Accounting changes were made in fiscal year 2005-06, and these accounting changes as well as accounting changes made in prior years, are reflected within “Accounting Changes” below.
     Financial statements of the Province are prepared in accordance with Canadian generally accepted accounting principles for the public sector, which for purposes of the Province’s financial statements are represented by accounting recommendations of the Public Sector Accounting Board (“PSAB”) of the Canadian Institute of Chartered Accountants (“CICA”), supplemented where appropriate by other CICA and International Federation of Accountants accounting standards or pronouncements.

The Government Reporting Entity
     The government reporting entity is comprised of the Consolidated Fund, other Governmental Units, Government Business Enterprises, and Government Partnership Arrangements. Governmental Units and Government Business Enterprises represent the entities that are controlled by the Province at the financial statement preparation date without the need to amend legislation or agreements. Government Partnership Arrangements represent entities for which decision making and significant risks and benefits are shared with other parties outside of the Government Reporting Entity.
Principles of Consolidation
     This section describes the definitions of each governmental unit included in the consolidated financial statements of the Province. A Governmental Unit is a government organization that is not a Government Business Enterprise. Governmental Units include government departments, public service votes, funds, agencies, service organizations, boards, government not-for-profit organizations, and government business-type organizations. The accounts of Government Units are consolidated on a line-by-line basis after adjusting for differences in significant accounting policies with the exception of capitalization thresholds and depreciation methods and rates of controlled Governmental Units for which no accounting policy adjustments are performed. Significant inter-organization accounts and transactions are eliminated.
     A Government Business Enterprise is a self-sustaining organization that has the financial and operating authority to sell goods and services to individuals and non-government organizations as its principal activity and source of revenue. Government Business Enterprises have been accounted for on the modified equity basis that does not require any accounting policy adjustments. Net equity of Government Business Enterprises is included in government consolidated financial statements in the Consolidated Statement of Financial Position, while any net income or net loss is shown as a separate line item in the Consolidated Statement of Operations and Accumulated Deficits. The largest Government Business Enterprise’s are the Nova Scotia Liquor Corporation and the Nova Scotia Gaming Corporation.
     A Government Partnership is a contractual arrangement between the government and a party or parties outside the reporting entity. The partners have clearly defined common goals, make a financial investment in the partnership, share control of decision-making, and share, on an equitable basis, the significant risks and benefits associated with the operations of the government partnership. Where significant, government’s interest in partnerships is accounted for using proportionate consolidation.
     A complete overview of the organizations within the Government Reporting Entity is available within the Province’s Public Accounts, Volumes I and II for the fiscal year 2005-06.
Revenues
     Revenues are recorded on an accrual basis. The main components of revenue include interest, various taxes, and legislated levies. Revenues from Personal and Corporate Income Taxes and Harmonized Sales Taxes, are accrued in the year earned based on estimates using statistical models. These revenues are recorded at the net amount estimated, after considering adjustments for tax credits and administrative costs related to the collection and processing performed by the Federal Government
Expenses
     Expenses are recorded on an accrual basis. Grants are recognized in the period during which both payment is authorized and any eligibility criteria are met. Provisions are made for probable losses on certain loans, investments, loan guarantees, accounts receivable, advances, forgivable loans, and for contingent liabilities when it is likely that a liability exists and the amount can be reasonably estimated. These provisions are updated as estimates are revised, at least on an annual basis.

Measurement Uncertainty
     Uncertainty in the determination of the amount at which an item is recorded in the Province’s financial statements is known as measurement uncertainty. Uncertainty exists whenever estimates are used because it is reasonably possible that there could be material difference between the recognized amount and another reasonably possible amount.
     Measurement uncertainty exists in the Province’s financial statements in the accruals for such items as pension, retirement and other obligations, environmental remediation obligations, and federal and provincial source revenues. The nature of the uncertainty in the accruals for pension, retirement, and other obligations arise because actual results may differ significantly from the Province’s various assumptions about plan members and economic conditions in the marketplace. Uncertainty exists for environmental remediation obligations because the actual extent of remediation activities required may differ significantly based on the actual extent of site contamination and the chosen remediation process. Uncertainty related to Sales and Income Taxes, petroleum royalties, CHT and CST arises because of the possible differences between estimated and actual economic growth assumptions used in statistical models by the Province to accrue these revenues.
     Additional accounting policies are set forth in the Notes to the Public Accounts filed as Exhibit (2) to the Province’s Form 18-K for the fiscal year ended March 31, 2006.
Accounting Changes
     Accounting policy changes and corrections were made for fiscal year 2006. These changes decreased the Provincial surplus by $0.7 million in fiscal year 2006 and increased the Provincial surplus by $4.8 million in fiscal year 2005. These changes were:
School Boards — Non-teaching Retirement Allowances
     The obligation for retirement allowances for non-teaching staff of the Halifax Regional and Chignecto-central Regional School Boards was valued during the 2005-06 fiscal period and recorded on a retroactive basis. This change decreased the Provincial surplus by $0.2 million in fiscal year 2006.
Inventory
     Inventory held by Provincial departments has been recorded during the 2005-06 fiscal period and applied on a retroactive basis. This change decreased the Provincial surplus by $0.7 million in fiscal year 2006 and increased the Provincial surplus by $4.5 million in fiscal year 2005.
Nova Scotia Farm Loan Board
     An adjustment to the reserve account was made as a result of actuarial work, which impacted periods prior to 2004-05. This change had no effect on the Provincial surplus.
School Boards — Pensions
     Certain school boards valued non-teaching pension obligations during the 2005-06 fiscal period. This change increased the Provincial surplus by $0.2 million in fiscal year 2006 and increased the Provincial surplus by $0.3 million in fiscal year 2005.
     Accounting policy changes and corrections were made for fiscal year 2005. These changes increased the Provincial surplus by $4.2 million in fiscal year 2005 and decreased the Provincial surplus by $4.5 million in fiscal year 2004. The most significant changes were:

Long-Term Disability Plan
     The Public Sector Accounting Board (PSAB) recognizes two acceptable methods of valuing plan assets, at fair market value, or at smoothed market value. In 2004-05, the Province retroactively changed its policy to employ the smoothing method for the assets of the Long-term Disability Plan. As a result, the difference between market related value and fair market value of assets is amortized to income over a five year period.
Prepaid Expenses
     Prepaid expenses of the Consolidated Fund were reclassified from accounts receivable to prepaid expenses.
Nova Scotia Legal Aid Commission
     The Commission offers health and insurance benefits to certain employees upon retirement. The obligation for this plan was valued during the 2005 fiscal period and recorded on a retroactive basis.
     Significant accounting policy changes and corrections for fiscal year 2004:
Tangible Capital Assets
     Amortization rates and capitalization thresholds were changed to better match the recognition of amortization expense over the useful life of each tangible capital asset. The change was adjusted on a prospective basis increasing the 2004 Provincial surplus by $23.8 million.
Teachers’ Salary Accrual
     A method to accrue teachers’ salaries was introduced in fiscal 2004. The accrual measures the timing differences between the costs of the teaching days worked versus teaching days paid as of March 31. The change was adjusted on a retroactive basis decreasing the Provincial surplus by $6.1 million in fiscal year 2004 and $3.0 million in fiscal year 2003.
Retirement Benefit Plans
     Corrections were made to two retirement benefits plans on a retroactive basis. These corrections reduced the Provincial surplus by $0.8 million in fiscal year 2004 and fiscal year 2003.
     Significant accounting policy changes and corrections for fiscal year 2003:
Pension Plan Assets
     A policy change was made to record pension fund assets at smoothed market related value rather than at fair market value at the end of each fiscal year. The market related values recognize asset market value gains and losses over a five-year period. This change increased the fiscal year 2003 Provincial surplus by $56.7 million and decreased the fiscal year 2002 Provincial surplus by $71.1 million.
Valuation Allowance
     To become compliant with generally accepted accounting principles, the Province implemented a valuation allowance for the accounting treatment of funded plans in a surplus position. This accounting treatment applies to the Public Service Superannuation Plan. Previously, the Province recognized 50% of the surplus and 50% of the related expense. With the accounting policy change, the carrying value of the surplus is reduced by the amount of the valuation allowance, and the change in valuation allowance is recognized in the current years’ expense. This change increased the Provincial surplus by $130.2 million in fiscal year 2003 and $256.9 million in fiscal year 2002.
Other Benefit Plans
     A policy change was made to record the retirement health benefits provided to pensioners to comply with recent PSAB changes. Benefits and interest on the obligation are recognized as earned. Experience gains and losses are amortized over the estimated average remaining service life. Previously, the Province recorded its share of premiums as expenses and included the obligation as a commitment. This change decreased the Provincial surplus by $34.3 million in fiscal year 2003 and $29.5 million in fiscal year 2002, and resulted in a net direct debt increase of $493 million at April 1, 2002.
     Several less significant accounting changes were also made in fiscal year 2003. The net impact of these changes was in increase in the Provincial surplus of $0.1 million in fiscal year 2003 and $11.2 million in fiscal year 2002.
     In fiscal year 2002, an accounting policy change was made respecting the treatment of Industrial Parks and Malls. In the past, they had been accounted for as Investments, and are now accounted for as Tangible Capital Assets and amortized over their useful life. The impact of this change was an increase of $0.7 million in the Provincial surplus for fiscal year 2002.
     The following table sets forth a summary of the accounting changes outlined above.
ACCOUNTING POLICY CHANGES IMPLEMENTATION SCHEDULE

	2002	2003	2004	2005	2006
Policy Changes 2002
Tangible Capital Assets Refinements	X	X	X	X	X
Policy Changes 2003
Pension Accounting Refinements	X	X	X	X	X
Pension Asset Smoothing	X	X	X	X	X
Retirement Health Benefits	X	X	X	X	X
Consolidation of Special Purpose Funds	X	X	X	X	X
Non-Financial Assets:
Inventories of Supplies and Prepaid Expenses	X	X	X	X	X
Policy Changes 2004
Teachers’ Salary Accrual	—	—	X	X	X
Tangible Capital Asset refinements	—	—	—	X	X
Policy Changes 2005
Long-term Disability Plan	—	—	X	X	X
Prepaid Expenses	—	—	X	X	X
Nova Scotia Legal Aid Health & Insurance Benefit	—	—	X	X	X

Policy Changes 2006
School Boards — Non-teaching Retirement Allowance					X
Inventory					X
Nova Scotia Farm Loan Board					X
School Boards — Pensions					X
     The financial information with respect to the Province set forth herein has been derived from several sources, including the consolidated financial statements of the Province. Unless otherwise indicated, amounts shown for the fiscal years ended March 31, 2002, 2003, 2004, 2005 and 2006 have been restated as described above. Unless otherwise indicated, amounts referred to as “forecasted for the year ended March 31, 2007” have been taken from the 2006-07 Forecast update.
     The Forecast, however, is not prepared on the same basis as the historical financial information. Revenues and expenses in the forecast reflect only those of the Consolidated Fund. The Provincial surplus includes results of the Consolidated Fund, consolidation and accounting adjustments for Governmental Units, and net income for Government Business Enterprises.

Summary of Budget Transactions and Borrowing Requirements
SUMMARY OF OPERATIONS AND NET FUNDING REQUIREMENTS OF THE CONSOLIDATED ENTITY (9)

	Restated	Restated	Restated	Restated
	2002(1)	2003(2)	2004(3)	2005(4)	2006
	(in millions)
Revenues	$5,642.9	$5,673.0	$6,056.4	$6,998.3	$7,461.0
Program Expenses	4,671.4	4,905.0	5,287.5	6,110.7	6,560.6
Debt Servicing Costs	1,198.3	1,080.0	1,072.9	1,067.0	1,017.7

Total Expenses	5,869.6	5,985.0	6,360.4	7,177.7	7,578.3

Surplus/(Deficit)	(226.7)	(312.0)	(304.0)	(179.4)	(117.3)
Net Income from Government Business Enterprises	308.9	338.4	333.4	349.5	345.4

Provincial Surplus before Unusual Item	82.2	26.4	29.4	170.1	228.1
Unusual Item (5)	31.0	1.4	8.7	—	—

Provincial Surplus (6)	113.2	27.8	38.1	170.1	228.1

Net Funding Requirements
Deficit/(Surplus)	(113.2)	(27.8)	(38.1)	(170.1)	(228.1)
Non-Cash Items (7)	652.2	32.0	(279.1)	(759.1)	(589.6)

Operating Requirements	539.0	4.2	(317.2)	(929.2)	(817.7)
Loan advances and Investing, net of repayments	7.5	16.4	29.3	101.9	57.6
Acquisition of Tangible Capital Assets	250.4	307.7	330.5	343.1	385.8
Sinking Fund Installments and Serial Retirements	286.7	235.1	58.8	75.1	54.8
Net Refinancing Transactions(8)	732.0	1,383.5	557.1	1,004.6	1,121.4

Net Funding Requirement	1,815.6	1,946.9	658.5	595.5	801.9
Financing of Net Funding Retirement
Change in Cash and Short-term Investments	(842.1)	1,012.2	(272.9)	133.8	13.4
Debt Issued	2,657.7	934.7	931.4	461.7	788.5

Total	$1,815.6	$1,946.9	$658.5	$595.5	$801.9

(1)	Restated to reflect Accounting Changes during 2002-03. See “Government Finance — Accounting Changes.”

(2)	Restated to reflect Accounting Changes during 2003-04. See “Government Finance — Accounting Changes.

(3)	Restated to reflect Accounting Changes during 2004-05. See “Government Finance — Accounting Changes.

(4)	Restated to reflect Accounting Changes during 2005-06. See “Government Finance — Accounting Changes.

(5)	2002 — Gain from sale of net assets of Nova Scotia Resources Limited ($30.8 million), Nova Scotia Innovation Corporation’s gain on sale of assets ($0.2 million); and 2003 and 2004 - Gain on disposal of Nova Scotia Resources Limited net assets and shares.

(6)	The Province is forecasting a surplus of $ 75.0 million for fiscal year 2006-07.

(7)	Includes amortization of tangible capital assets, net proceeds on disposal of tangible capital assets, foreign exchange amortization, net income from Government Business Enterprises, changes in receivables, payables, and other non-cash items, and sinking fund earnings, which are retained in the Sinking Funds and Public Debt Management Fund, and are not available for general purposes, profit distribution from Government Business Enterprises and foreign currency swaps and adjustments.

(8)	Net Refinancing Transactions consist of proceeds from Sinking Funds and Repayment of Debentures and Other Long-term obligations.

(9)	For 2006 and 2005, there are recoveries, fees and other charges that were reclassified. For 2002 to 2004, these amounts are netted against expenses, for 2005 and 2006 they are properly included as revenue. Due to this the 2002 to 2004 numbers are not directly comparable to the 2005 and 2006 numbers.

     For the fiscal year 2006, the Province recorded a surplus of $228.1 million. Revenues totaled $7,461.0 million, expenses were $7,578.3 million resulting in a deficit from Governmental Units of $117.3 million. Net Income from Governmental Business Enterprises was $345.4 million, resulting in a Provincial Surplus of $228.1 million.
     For the fiscal year 2005, the Province initially recorded a surplus of $165.3 million. As a result of certain accounting policy changes and corrections made in fiscal 2006, the 2005 surplus was restated to $170.1 million — an increase of $4.8 million.
     For fiscal year 2004, the Province initially recorded a surplus of $42.6 million. As a result of certain accounting policy changes and corrections made in fiscal year 2005, the 2004 surplus was restated to $38.1 million — a decrease of $4.5 million.
     For fiscal year 2003, the Province initially reported a surplus of $31.6 million. The results have been restated to report a Provincial surplus of $27.8 million, primarily due to the accrual of teachers’ salaries.
     For fiscal year 2002, the Province initially reported a deficit of $54.2 million including an unusual item of $31.0 million, primarily related to the gain on sale of net assets of NSRL. The results have been restated to show a final Provincial surplus of $113.2 million, primarily reflecting changes in accounting associated with pension plans and retirement health benefits.

Revenue
     The following table sets forth the revenue, by source, of the Consolidated Fund, as described in “Government Finance — Specific Accounting Policies” above, for fiscal years 2002, 2003, 2004, 2005, and 2006, and the Forecast for the fiscal year ending March 31, 2007, each adopting the accounting policies, other than consolidation of government entities, described in “Government Finance — Specific Accounting Policies” and “Government Finance — Accounting Changes” above.
REVENUE BY SOURCE FOR CONSOLIDATED FUND (1)(2)

	Restated	Restated	Restated	Restated		Forecast
	2002	2003	2004	2005(3)	2006(3)	2007
Provincial Sources:
Income Taxes
Personal Income Taxes	$1,274.5	$1,353.7	$1,350.1	$1,462.3	$1,568.4	$1,652.1
Corporate Income Taxes	194.4	205.0	232.7	329.1	361.5	378.5
Sales Taxes	852.8	905.1	975.2	1,031.1	1,057.8	1,104.4
Tobacco Taxes	105.8	145.4	161.7	178.3	163.6	153.0
Motive Fuel Taxes	208.0	246.3	249.9	249.2	248.3	248.2
Interest Revenues	66.7	60.7	69.3	70.5	81.1	78.8
Registry of Motor Vehicles	65.1	75.9	77.5	86.7	88.2	89.3
Offshore Royalties	17.3	11.1	24.1	28.2	123.9	279.2
Other Provincial Sources (4)	180.3	210.0	239.2	307.9	286.8	237.5
Prior Years Adjustment
Provincial Sources	83.3	(23.8)	145.5	(63.3)	16.4	0.0

Total Provincial Sources	3,048.2	3,189.4	3,525.2	3,680.0	3,996.0	4,221.0

Federal Sources:
Equalization	1,321.1	1,125.1	1,114.5	1,321.8	1,343.5	1,385.5
Offshore Oil & Gas Payments	—	—	—	—	57.1	57.4
CHST	553.4	605.1	686.9	—	—	0.0
CHT	—	—	—	484.5	581.0	611.6
CST	—	—	—	244.9	255.0	267.9
Health Reform Fund	—	—	29.6	44.0	—	—
Wait Times Reduction Fund	—	—	—	18.3	18.2	34.7
Other Federal Payments	2.3	2.3	2.3	36.3	6.3	2.3
Prior Years Adjustments
Federal Sources	11.9	36.9	(2.6)	25.1	5.0	0.0

Total Federal Sources (5)	1,888.7	1,769.4	1,830.7	2,175.0	2,266.2	2,359.4

Total Revenue	$4,936.9	$4,958.8	$5,355.9	$5,854.9	$6,262.2	$6,580.4

(1)	Revenue by source is presented for the Province’s Consolidated Fund. This information does not include the revenues from other Governmental Units, Government Business Enterprises, and Government Partnership Arrangements. The revenues and expenses of these entities are included within statements prepared for the Consolidated Entity. See “Government Finance — Summary of Budget Transactions and Borrowing Requirements”.

(2)	The net revenues from the Nova Scotia Gaming Corporation and the Nova Scotia Liquor Corporation have been reclassified from Ordinary Revenue to Net Income from Government Business Enterprises, however net income from GBE’s is not included in this table. The Casino Win Tax continues to be reported in the Consolidated Fund under ordinary revenue, other provincial sources.

(3)	There are recoveries and fees not included here because they are netted against expenses. These recoveries and fees are included in revenues of the Consolidated Entity. See “Government Finance — Summary of Budget Transactions and Borrowing Requirements.

(4)	Does not include sinking fund earnings $192.3 million for fiscal year 2002, $198.5 million for fiscal year 2003, and $183.6 million for fiscal year 2004 and $143.2 million for fiscal year 2005 and $124.4 million for fiscal year 2006.

(5)	In fiscal year 2002, the Federal Sources prior year’s adjustment of $11.9 million included a negative revenue adjustment of $35 million. This adjustment represents a reserve taken to account for the potential impact of the Federal tax collection agreement error on Equalization. During the fiscal year 2003, it was determined that there would not be an impact on Equalization and the amount of the reserve was reversed.

Provincial Sources
     Provincial own-source revenues of the Consolidated Fund for 2005-06 totaled $3,996.0 million (representing 63.8% of the Province’s total revenues) and are forecast to be $4,221.1 million for 2006-07, representing 64.1% of the Province’s revenues. The largest of the Province’s own-source revenues, Personal Income Taxes, totaled $1,568.5 million in 2005-06 and are forecast to increase to $1,652.1 million for 2006-07. The second largest own-source revenue, Harmonized Sales Tax (“HST”), totaled $1,057.8 million for 2005-06 and is forecast to increase to $1,104.4 million for 2006-07.
     The Federal Government collects a number of taxes on behalf of the Province, including personal and corporate income taxes, Large Corporations Tax (capital tax), and the HST.
     In 1999-00, the Province moved to a tax on income, or TONI, system for personal income tax. Prior to this change, provincial tax was calculated as a percentage of Basic Federal Tax. Under the new system, provincial tax is calculated on federally defined taxable income. The change increased Provincial autonomy with respect to personal income tax rates, brackets and non-refundable credits, while at the same time creating greater revenue stability by de-linking from Federal changes in Federal tax rates, tax brackets and parameters of the non-refundable credits, although not from the Federal definition of taxable income.
     In the 2004-05 Budget, the Province implemented a revision to the personal income tax reduction announced in the 2003-04 Budget in order to preserve a balanced budget and protect the Government’s priorities of health care and education. The revisions are intended to ensure that low-income individuals continue to benefit from the full 10% reduction announced in the 2003-04 Budget, and 96% of all Nova Scotia taxpayers will receive some reduction in Provincial personal income tax. The changes have resulted in Nova Scotia moving from 3 to 4 brackets. The rate for the first bracket, on taxable income up to $29,590, remains at a reduced rate of 8.79% (down from 9.77% in 2003). The rates on the second (taxable income between $29,591 and $59,180) and third (taxable income between $59,181 and $93,000) brackets will remain at 2003 levels of 14.95% and 16.67% respectively. In 2004, a fourth bracket for income above $93,000 was added with a rate of 17.5%. A surtax of 10% of provincial tax in excess of $10,000 remains in place.
     As a part of the 2006-07 Budget the Province announced personal income tax relief in the form of an increase in the Basic Personal Amount, which is a credit, of $250 per year each for four years beginning as of January 1, 2007. By the 2010 tax year the Basic Personal Amount will be $8,231 or an increase of 13.8 percent. Nova Scotia will also increase non-refundable tax credits including amounts for spouse, dependents, pension income, disability, caregiver, age and infirm dependents age 18 or over. In 2011 and beyond, the Basic Personal Amount and non-refundable credits will be indexed, starting at 2 percent. The Province has also introduced a graduate tax credit for post-secondary education students, a Child Care Benefit Tax Credit, and increased the value of the Healthy Living Tax Credit. These personal income tax measures are expected to save Nova Scotia taxpayers $112.9 million between 2006-07 and 2009-2010.
     The general corporate income tax rate is 16% of the corporate taxable income earned in Nova Scotia. A small business rate of 5% applies to the first $350,000 of active business income for Canadian Controlled Private Corporations. In 2006 the threshold increased to $400,000. As of July 1, 2006 the Large Corporations Tax (LCT) has been reduced to 0.25%. This tax applies to taxable paid up capital of corporations with capital in excess of $10 million; the tax is phased in for corporations with paid up capital between $5 million and $10 million. The Large Corporations Tax will continue to be phased out until 2012 when it will be completely eliminated. The capital tax rate for financial institutions is 4%.
     On April 1, 1997, a harmonized sales tax was implemented in Nova Scotia, replacing the Health Services Tax (11%) and incorporating the Federal Goods and Services (“GST”) of 7%, which was reduced to 6% effective July 1, 2006. The HST is a combined Federal and Provincial tax and is collected by the Canada Revenue Agency. Revenues are shared with the Province, with the Provincial component of the HST at eight percentage points out of the fourteen percentage points collected.
     The HST is a value-added tax levied on most goods and services purchased in Nova Scotia. Certain items such as basic groceries and exports are zero-rated, while others such as residential rents are exempt. The Province provides consumer rebates on the Provincial component of the HST for books, new home construction, tourism, volunteer fire departments, and heritage properties. Rebates are also available to municipalities, universities, schools, and hospitals.
     The 2006-07 Budget introduced an 8 percent rebate on electricity and fuels used to heat residential properties as well as residential electricity used for non-heating purposes. The program is effective January 1, 2007 and is expected to cost the government $32.1 million in 2006-07 and $75 million each year thereafter.
Federal Sources
     Federal sources are made up of three major transfers, Equalization, the Canada Health Transfer (“CHT”) and the Canada Social Transfer (“CST”). Equalization totaled $1,343.5 million, the CHT was $581.0 million and the CST was $255.0 million for 2005-06, and are forecast to be $1,385.5, $611.6, and $267.9 million respectively, for 2006-07.
     First introduced in Canada in 1957, Equalization was subsequently included in the Constitution Act, 1982. Until the new framework agreement in 2004-05, Equalization was calculated by comparing the fiscal capacity of a province, based on 33 tax bases, to a representative standard. This standard was made up of five provinces: Quebec, Ontario, Saskatchewan, Manitoba and British Columbia. If a province’s fiscal capacity was below the per capita capacity of the standard, that province would receive Equalization entitlements. If the province’s fiscal capacity was above the per capita capacity of the standard, it would not receive Equalization entitlements. The eight provinces that currently receive Equalization entitlements are Newfoundland and Labrador, Prince Edward Island, Nova Scotia, New Brunswick, Quebec, Manitoba, Saskatchewan and British Columbia. Nova Scotia has the second highest fiscal capacity of the four provinces of Atlantic Canada.
     Equalization is an unconditional Federal transfer that is paid out of Federal resources. The Equalization program has been renewed every five years, (with the exception of the 1992 renewal that was for two years only) with the latest renewal having occurred on April 1, 2004. Since this renewal, however, the Federal government has announced fundamental changes to Equalization including a new framework for the program. During the First Ministers’ Meeting of September 13-16, 2004, the Federal government announced changes to the Equalization program. These changes included increasing the total entitlement to Equalization receiving provinces by $1,148 million to a total of $10 billion in the 2004-05-entitlement year. These changes increased Nova Scotia’s entitlement by $131 million in 2004-05.
     In addition, the total entitlement to the Equalization receiving provinces were established at $10.9 billion for 2005-06, and will increase by 3.5% per annum in each subsequent year. Under an amendment to the Federal-Provincial Fiscal Arrangements Act, Nova Scotia’s entitlement in 2005-06 is set at $1,343.5 million. In 2006-07, the total Equalization entitlement is $11,281.5 million and Nova Scotia’s entitlement is legislated in the Budget Implementation Act, 2006 at $1,385.5 million
     As a part of Federal Budget 2006 the Federal Government committed to resolving the issue of fiscal imbalance including a principled-based, formula driven Equalization program by April 1, 2007. The budget documents indicated that the resolution to this issue would be guided by three reports including a federal budget discussion paper on fiscal imbalance, the Council of the Federation Advisory Panel on Fiscal Imbalance and the Report of the Expert Panel on Equalization. On September 28, 2006 Prime Minister Stephen Harper indicated that a solution to the fiscal imbalance issue may be delayed beyond the spring of 2007.
     In February 2005 an agreement between the Federal Government and the Province of Nova Scotia was signed making Nova Scotia the principal beneficiary of offshore natural gas resources. The agreement protects Nova Scotia’s offshore revenues from clawbacks under the Equalization Program. This arrangement has an estimated value of $1.1 billion at current expected production levels. On June 30, 2005, Nova Scotia received an $ 830.0 million cash payment from the federal government (the “Offshore Offset Payment”). On an accrual basis, the Province has booked $57.1 million in 2005-06 and $57.4 million in 2006-07.

     The CHT and the CST, and prior to 2004-05 the Canada Health and Social Transfer (“CHST”), are the Federal Government’s contribution to the Province in respect of its health care, post-secondary education, early childhood development and social service programs. The amount of Federal assistance does not bear a direct relationship to actual program costs, but rather is calculated on the basis of per capita entitlements.
     The Federal Budget 2003 announced that, as of April 1, 2004, to increase transparency and accountability the CHST would be restructured into the CHT and the CST. The CHT and CST payments for Nova Scotia for 2005-06 were $581.0 million and $255.0 million and are forecasted to be $611.6 million and $267.9 million in 2006-07.
     The Federal Budget 2004 confirmed the 2003 Health Accord commitment to inject an additional $2 billion into health care funding that had been contingent on a sufficient Federal surplus. The latter Federal surplus requirement was met. As a result, the Province received a one-time payment of $58.6 million in 2004-05. This amount is included in the CHT figure of $484.5 million. The Province also received $44.0 million from the Health Reform Fund (“HRF”) in 2004-05.
     On September 16, 2004, the provincial and territorial governments reached an agreement with the Federal government for additional Federal assistance with respect to provincial and territorial health care programs. Under this agreement, the federal government will invest an additional $41.3 billion by 2013-14. Nova Scotia expects to receive $1.2 billion or 2.85% of this additional funding over the agreement’s ten-year time period.
     The agreement also provides an escalator clause for the CHT. The new national CHT payment to Provincial and Territorial governments is $19.0 billion for fiscal year 2006, and this amount will be escalated by 6.0% per annum beginning in fiscal year 2007.
     As part of the new agreement provincial and territorial governments have committed to an action plan to improve access to health care, including reduced waiting times for procedures, improved home care coverage, cooperation on a national pharmaceutical strategy and a pan-Canadian public health strategy. These initiatives are to have a strong focus on innovation and enhanced public accountability.
     In 2006, the Federal Government announced that it would set up five third party trust funds to address immediate provincial pressures in the areas of post-secondary education infrastructure, public transit, affordable housing, northern housing, and Aboriginal housing. On September 25, 2006 the Federal Government announced that these funds, $3.3 billion in total, would be transferred to the third party and could be drawn down by the provinces. Nova Scotia will receive $85.4 million. Nova Scotia has not yet booked this revenue and will defer the recognition of this revenue until departmental spending plans are approved and eligible expenses incurred.
     The Federal Government periodically refines and adjusts prior years’ estimates of Equalization, CHST, HST and income tax payments. Prior years’ adjustments resulted in an increase of $95.2 million in 2001-02. Included in this figure was a negative revenue adjustment of $35 million for the potential impact of a Canada Revenue Agency (“CRA”) error affecting the Equalization formula. The error resulted from CRA’s failure to deduct the capital gains refunds to mutual funds from provincial payments under the tax collection agreements. This negative revenue adjustment has been included in the federal sources prior years’ adjustment of $11.9 million for 2001-02. For 2002-03, a prior years’ adjustment of $13.1 million was recorded, including a positive revenue adjustment of $35 million to reflect the reversal of the prior years’ provision, following the agreement of the Federal Government not to charge the Province in respect of the error. The Province has recorded the reduction in revenues resulting from revised population data from the 2001 Census in fiscal year 2002-03. In 2003-04, prior year’s adjustments totaled a decrease of $122.0 million. Prior year adjustments in 2004-05 were a negative $38.2 million while in 2005-06 prior years adjustments were a positive $21.4 million.

Net Program Expenditures / Expenses
     The Provincial Finance Act was amended in 2000-2001 to require the tabling of balanced budgets starting in the fiscal year 2002-2003. If a deficit is incurred in 2002-2003 or any subsequent year, the Minister of Finance must file a report with the House of Assembly. Any deficit that is incurred in one fiscal year must be recovered by the end of the following fiscal year; other than that caused by a natural or other unanticipated disaster, a sale or restructuring of a government-controlled entity, or debt servicing costs in excess of the budgeted amount.
     The Province introduced a Debt Reduction Plan in 2003, with related legislation in 2004 that added specific provisions for ongoing debt reduction. The goal of the plan was to reduce the Net Direct Debt starting in fiscal 2007-2008. The 2005 Debt Reduction Plan built on the 2003 Plan and incorporates the new circumstances created by the Offshore Offset Payment. Specifically:
•	the Offshore Offset Payment would be used to retire debt when it was received;

•	the various debt retirement and management funds will be combined into a Public Debt Management Fund, which will be maintained for the purpose of managing the public debt;

•	the Province will be required to produce surpluses at least equal to the amount recognized in accordance with GAAP as revenue earned from the Offshore Offset Payment in each of the next eight years; and,

•	the Province will continue to be required to place extraordinary revenue into the Public Debt Management Fund.
     The following table sets forth the net expenses by function, interest on public debt, restructuring costs, and pension valuation adjustment of the Consolidated Fund for the fiscal years ended March 31, 2002, 2003, 2004, 2005 and 2006 and the estimate for the fiscal year ending March 31, 2007. All columns in the table below have been restated for accounting policy changes (refer to footnotes in the table for details of all restatements).

NET EXPENSES BY FUNCTION FOR CONSOLIDATED FUND (1)

	Fiscal Year Ending March 31
	Restated	Restated	Restated	Restated	Actual	Estimate
	2002(2)	2003(3)	2004(4)	2005(5)(8)	2006(8)	2007
	(in millions)
Health	$1,937.6	$2,033.4	$2,227.3	$2,446.0	$2,647.4	$2,867.1
Education	1,118.4	1,141.8	1,190.9	1,236.4	1,300.1	1,375.1
Interest on Public Debt	1,160.6	1,045.7	1,039.7	1,033.7	987.8	972.3
Social Services	603.6	630.6	612.8	666.1	691.7	725.1
Resource and Industrial Development	173.6	152.5	162.0	192.7	209.3	213.0
General Government	177.1	140.6	132.2	155.9	189.8	240.6
Public Protection	169.1	169.7	187.2	186.0	191.6	207.3
Transportation and Communication	195.1	210.7	191.1	199.3	226.5	254.5
Municipal Affairs	43.3	50.4	45.6	53.3	50.5	51.8
Culture and Recreation	43.7	40.5	48.1	49.7	59.4	52.8
Pension Valuation Adjustment	(242.3)	(149.6)	(12.3)	6.2	30.0	33.2

Total Net Expenses(6)(7)	$5,379.9	$5,466.3	$5,824.6	$6,225.3	$6,584.1	$6,992.8

(1)	Net Expenses by function are presented for the government Consolidated Fund. This information does not include the expenses from other Governmental Units, Government Business Enterprises, or Government Partnership Arrangements. The revenues and expenses of the entities are included within statements prepared for the Consolidated Entity. See “Government Finance – Summary of Budget Transactions and Borrowing Requirements.”

(2)	Restated to reflect changes to exclude short-term interest revenues that were formerly netted against General Interest Expenses in the Debt Servicing Costs appropriation.

(3)	Restated to reflect changes in accounting policies during fiscal year 2003-04. See “Government Finance –Accounting Changes.”

(4)	Restated to reflect changes in accounting policies during fiscal year 2004-05. See “Government Finance –Accounting Changes.”

(5)	Restated to reflect changes in accounting policies during fiscal year 2005-06. See “Government Finance –Accounting Changes.”

(6)	This amount consists of program expenses, debt servicing costs, pension valuation adjustment, and restructuring costs. The cost of tangible capital assets are capitalized and amortized to Net Expenses over the useful life of the assets.

(7)	Forecast Expenses for the fiscal year 2006-2007 by function are not available. Estimates are used.

(8)	There are recoveries and fees netted against expenses that are not netted against expense of the Consolidated Entity. See “Government Finance – Summary of Budget Transactions and Borrowing Requirements.”
     Net expenses, consisting of program expenses, including amortization of tangible capital assets, debt servicing costs, and pension valuation adjustments were $6,584.1 million for the 2005-2006 fiscal year, and are estimated to be $6,992.8 million for the 2006-2007 fiscal year.
Health, Education, and Social Services
     Health and education represent the two largest areas of expense from the Consolidated Fund. These amounts were $2,647.4 million and $1,300.1 million, respectively, for the fiscal year 2005-2006, and are estimated to be $2,867.1 million and $1,375.1 million, respectively, for the fiscal year ended March 31, 2007.
     In the field of health care, the Province administers a universal and comprehensive medical services and hospital care plan, a dental care program for residents less than 10 years of age, and provides pharmaceutical services for residents 65 years of age and over. In the field of education, the Province makes grants to school boards and community colleges, and assists universities through operating grants.
     Social Services include the provision of direct assistance to persons with disabilities and other disadvantaged individuals and families who require long-term assistance, residential care for persons with disabilities, short-term social assistance, and the provision of direct service to the public. Social Services expenditures from the Consolidated Fund were $691.7 million for the fiscal year 2005-2006 and for the fiscal year ending March 31, 2007, are estimated to be $725.1 million.

Transportation and Communication
     Transportation and Communication expenditures from the Consolidated Fund increased from $226.5 million in the fiscal year ending March 31, 2006 and are estimated to be $254.5 million in fiscal 2006-2007 primarily due to the provision of additional funding for the maintenance and improvement of the province’s highway network.
General Government
     General Government expenditures from the Consolidated Fund increased from $189.8 million in the fiscal year ending March 31, 2006 and are estimated to be $240.6 million in fiscal 2006-2007 primarily due to the provision of funding for contract negotiations with the civil service and the cost of the June 2006 general election.
Public Protection
     Expenditures from the Consolidated Fund for Public Protection were $191.6 million in the fiscal period ending March 31, 2006 and are estimated to be $207.3 million in fiscal 2006-2007. Increased salaries for the judiciary, correctional workers and the RCMP, and the provision additional funding for Nova Scotia Legal Aid contribute to the change in expenditure requirements
Resource and Industrial Development
     The Province is engaged in a wide range of resource and industrial development activities, including direct assistance grants, development and maintenance of natural resources, and consulting services to industry. Expenses from the Consolidated Fund in these areas were $209.3 million for 2005-2006 and are estimated to be $213 million in fiscal 2006-2007. The Province also provides loans directly and through agencies to assist the primary, manufacturing, and services industries.

Loans and Investments
     Under the authority of various Provincial statutes, the Province provides loans to, and makes investments in, its own corporations and agencies, and other entities. The loans and investments relate to programs for the promotion of resource and industrial development, the provision of low-cost and senior-citizen housing and the provision of funding for various Crown agencies and municipalities. Loans are repayable, and assets of Government-owned or other entities support investments.
     The following table sets forth the balances of loans and investments of the Province for the Consolidated Entity, net of allowances for un-collectable amounts adopting the accounting policies described in “Government Finance – Specific Accounting Policies” above.
LOANS AND INVESTMENTS FOR CONSOLIDATED ENTITY

	As at
	March 31, 2006
	(in millions)
	Gross	Provisions	Net
Loans of the Consolidated Fund
Nova Scotia Farm Loan Board	$184.4	$8.0	$176.4
Fisheries Development Fund	80.6	0.6	80.0
Industrial Development Fund	73.4	38.5	34.9
Nova Scotia Housing Development Fund	59.2	23.7	35.5
Loans to Municipalities	0.5	0.0	0.5
Halifax Dartmouth Bridge Commission	17.0	0.0	17.0
Market Development Initiative Fund	7.6	0.0	7.6
Miscellaneous	1.5	0.8	0.7

	424.2	71.6	352.6

Investments of the Consolidated Fund	10.0	0.4	9.6

Total Loans and Investments of the Consolidated Fund	434.2	72.0	362.2

Loans and Investments to Governmental Units
Nova Scotia Municipal Finance Corporation (loans to municipalities)	620.9	0.0	620.9
Nova Scotia Innovation Corporation	17.8	0.0	17.8
Nova Scotia Business Incorporated	167.2	54.6	112.6
Nova Scotia Government Fund	7.2	0.0	7.2
Other Governmental Units	3.9	0.0	3.9

	817.0	54.6	762.4

Total Loan and Investments	1,251.2	126.6	1,124.6

Agriculture and Rural Credit Act
     The Nova Scotia Farm Loan Board (“Farm Loan Board”), a Provincial agency, provides loans to individuals, partnerships, and corporations engaged in the farming industry. Loans are provided for the acquisition of real estate or the improvement of existing facilities, and generally are secured by agreements of sale between the borrower and the Farm Loan Board. The Farm Loan Board establishes the interest rate on loans issued. This rate, which must be approved by the Minister of Agriculture and Fisheries, is based on the average quarterly commercial loan rates for the relevant term obtained from three or more financial institutions, adjusted by business risk and policy factors, with a minimum rate of interest equal to the all-in Provincial government cost of borrowing plus 50 basis points.
Fisheries and Coastal Resources Act
     The Fisheries Loan Board, a Provincial agency, provides loans for the construction or purchase of vessels, machinery, and other fishing equipment. Loans are made to individuals, partnerships, and corporations and are secured by first marine mortgages. Fisheries loans bear interest at prevailing market rates repayable on a seasonal repayment schedule.
Industrial Development Act
     The Province provides financial assistance to establish, assist, develop, or expand industries in Nova Scotia. Assistance can be in the form of loans, guarantees, and other financial information.
Nova Scotia Housing Act
     The Housing Act enables the Nova Scotia Department of Community Services to provide subsidized mortgage loans for home ownership, and low-interest loans for home repair or rehabilitation to low-to-moderate income households in Nova Scotia. The Nova Scotia Housing Development Corporation and the Department of Community Services administer the capital housing programs, some of which are cost-shared with Canada Mortgage and Housing Corporation and municipalities. The Housing Act also enables the Nova Scotia Housing Development Corporation to provide loan guarantees for housing projects, construct lease-purchase housing and public housing, and to develop and service land. There are no current initiatives to develop new land or construct new lease-purchase housing or public housing, but the Nova Scotia Housing Development Corporation continues to administer existing housing and land.
Municipal Loan and Building Fund Act
     The Province, through the Nova Scotia Municipal Finance Corporation, provides loans to municipalities for approved capital purposes, which can be roads, sidewalks, public works fleets, recreation facilities, water and sewer systems, and municipal buildings. Loans are secured by municipal debentures.
Nova Scotia Business Incorporated Act
     The Nova Scotia Business Incorporated Act created Nova Scotia Business Incorporated (“NSBI”), a body corporate whose purpose is to make arms-length decisions respecting the provision of financial assistance within Nova Scotia for economic development. At present, the Province funds NSBI’s activities. The first Board of Directors of NSBI was appointed by the Province in 2000. The Board of NSBI is electing subsequent directors. At present, the Board of Directors consists of both those originally appointed by the Province and new members elected by the Board of NSBI. The latter are subject to the approval of the Province as sole shareholder.

Venture Corporations Act
     The Province has provided a source of equity capital to registered venture corporations to encourage the development of small business in Nova Scotia. venture corporations in turn provide assistance in the development of small enterprises by providing equity capital, business and managerial expertise. Outstanding assistance is currently managed under this Act, but no new funding is being provided under this program.
Revenue Act
     The Province may provide unsecured loans to establish, maintain, expend, construct, or equip hospitals or health care facilities in Nova Scotia.
Provincial Finance Act
     The Governor-in-Council may authorize the Minister of Finance to lend money to a government business enterprise or a government service organization.

PROVINCIAL DEBT
Funded Debt
     The following table sets forth the funded debt of the Province for the Consolidated Fund as described in “Government Finance – Specific Accounting Policies” above, outstanding at March 31 in each of the five fiscal years ended March 31, 2002 through to March 31, 2006, each as audited under the Province’s accounting policies in effect at the time. Figures have not been restated for accounting changes, and as a result may not be directly comparable.
FUNDED DEBT FOR THE CONSOLIDATED FUND(4)

	2002	2003	2004	2005	2006
Provincial Funded Debt:
Debenture Debt:
Payable in Canadian Dollars
Canadian Pension Plan Investment Fund(1)	$1,173.1	$1,079.4	$1,079.4	$1,079.4	$1,079.4
Other	9,154.8	10,029.4	9,727.6	8,734.7	$8,304.9
Payable in US Dollars (2)	3,343.7	2,642.4	2,356.8	2,142.7	$1,580.3
Payable in Other Foreign Currencies (2)	600.9	0.0	0.0	0.0	$0.0

	14,272.5	13,751.2	13,163.8	11,956.8	$10,964.6

Other Long-term Indebtedness (3)	639.9	557.6	453.4	504.8	$439.8

Total Provincial Funded Debt	14,912.4	14,308.8	13,617.2	12,461.6	$11,404.4
Less: Sinking Funds and Public Debt Management

Funds (2) (5)	3,037.6	3,445.9	2,919.8	2,599.4	$2,094.8

Net Funded Debt (6)	$11,874.8	$10,862.9	$10,697.4	9,862.2	$9,309.6

Per Capita ($) (7)	12,736.0	11,731.0	11,483.0	10,525.7	9,946.2
As a Percentage of:
Personal Income (7)	51.4%	45.7%	43.7%	39.1%	35.4%
Gross Domestic Product at Market Prices (7)	45.8%	40.1%	37.1%	33.0%	29.7%

(1)	Debentures held by the Canada Pension Plan Investment fund are payable 20 to 30 years after their respective dates of issue, are not negotiable, and are not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, if deemed necessary to meet the requirements of the Canada Pension Plan.

(2)	Debentures payable in foreign currencies and related sinking funds invested in foreign currencies are reflected at rates of exchange in effect at March 31 in each of the years 2002 through 2006, respectively, and reflect currency-swap contracts.

(3)	Other long-term indebtedness includes capital leases, for the consolidated fund, in the amounts of $485.0 million, $469.0 million, $450.9 million, $433.8 million and $415.6 million for the fiscal years ended, 2002, 2003, 2004, 2005 and 2006 respectively.

(4)	There were subsequent borrowings of $835.0 million and debt retirements of $475.8 million, as of November 20, 2006.

(5)	At March 31, 2006, Debt Management Funds of $291.2 million were available to meet maturity requirements not fully provided by sinking funds.

(6)	Funded debt does not include any unfunded pension liabilities of the Province under the Public Service Superannuation Fund, and Nova Scotia Teachers’ Pension Fund.

(7)	Population at July 1 for the previous calendar year. Personal income and gross domestic product at market prices for the previous calendar year.
     In addition to the debt of the Consolidated Fund, There is a funded debt with other entities that comprise part of the Consolidated Entity. As of March 31, 2006, total funded debt of the Consolidated Entity was $13,032.7 million.

Derivative Financial Instruments
     The Province is party to financial instruments with off-balance sheet risk, either to hedge against the risks associated with fluctuations in foreign exchange rates or to manage risks associated with interest rate fluctuations. Foreign currency contracts are used to convert the liability for foreign currency borrowing and associated costs into Canadian or U.S. dollars. Interest rate contracts are used to vary the amounts and period for which interest rates on financial instruments are fixed or floating. Interest swap contracts convert certain interest payments from fixed to floating, from floating to fixed, floating to floating or fixed to fixed basis. Foreign exchange contracts include forward and swap agreements. Interest rate contracts include forward rate agreements; swap agreements and options on swaps.
     The Province’s credit policy is to execute derivative transactions with well-rated counter parties. All counter parties are rated equal to or better than, the Province.
     The Province had the following interest and currency swap contracts outstanding for the fiscal year ended March 31, 2006.

# of		Notional	Term	Mark to
Swaps	Currency	Principal	Remaining	Market *
		($ thousands)	(years)	($ millions)
150	CDN$	1,702,569	45 days to 25	(26.2)
11	US$	1,550,000	6 to 16	(378.6)
2	UK	83,250	5 to 13	(11.3)
2	Euro	90,000	1 to 4	(5.6)

*	Mark to Market is an indication of the swaps’ market value as at March 31, 2006. This represents the estimated realizable gain (loss), and is equivalent to the present value of future interest savings and losses based on market conditions as at March 31, 2006.

     The Province has also executed several currency swap contracts/forward agreements to convert foreign denominated debt into Canadian or United States denominated debt. The mark to market of these swap contracts are included in the previous table, and the currency swap contracts are as follows:

Termination Date	Original Currency	Original Principal	Current Currency	Current Principal
		(thousands)		(thousands)
SWAPS:
October 31, 2011	UK	23,250	CDN$	56,283
April 18,2019	UK	60,000	US$	110,040
February 27, 2012	US$	500,000	CDN$	795,000
March 15, 2016	US$	150,000	CDN$	205,725
March 1, 2020	US$	300,000	CDN$	409,200
April 1, 2022	US$	300,000	CDN$	379,517
July 30, 2022	US$	300,000	CDN$	329,310
December 28, 2007	Euro	40,000	CDN$	56,120
February 24, 2010	Euro	50,000	CDN$	72,235
At March 31, 2006 the Province had entered into 8 Forward agreements to convert future interest payments on foreign debt into Canadian dollars as follows. These forward agreements have matured:

Termination Date	Original Currency	Original Principal	Current Currency	Current Principal
		(thousands)	(thousands)
April 3, 2006 to August 1, 2006	US$	76,314	CDN$	88,229

Debt Maturities and Sinking Funds
     The following table sets forth the maturities of total funded debt and related sinking fund balances, at March 31, 2006, from the Consolidated Fund as described in “Government Finance – Specific Accounting Policies” above, adopting the accounting policies, other than consolidation of government entities, described in “Government Finance – Specific Accounting Policies” above.
SCHEDULE OF DEBT MATURITIES AND RELATED SINKING FUND BALANCES (1)FOR THE CONSOLIDATED
FUND

Period Ending	Debt in	Debt in	Total
March 31	Canadian Dollars	US Dollars	Canadian Dollars(2)	Sinking Funds (3)
				(in millions)
Sinking Fund General				$ 843.5

2007	1,135.0	0.0	1,135.0	0.0
2008	610.4	0.0	610.4	0.0
2009	292.4	0.0	292.4	0.0
2010	683.3	0.0	683.3	0.0
2011	672.8	0.0	672.8	0.0
2012	1,604.0	0.0	1,604.0	0.0

2007-2012	4,997.9	0.0	4,997.9	843.5

2013-2017	681.7	300.0	1,031.8	251.3
2018-2022	1,054.5	1,054.0	2,284.8	559.1
2023-2027	898.1	0.0	898.1	149.7
2028-2032	850.0	0.0	850.0	0.0
2033-2037	1,041.8	0.0	1,041.8	0.0
2038-2042	300.0	0.0	300.0	0.0

	9,824.0	1,354.0	11,404.4	1,803.6

(1)	This includes debt of public schools, courthouses, and certain capital lease obligations.

(2)	Canadian dollar-equivalent at rates of exchange in effect at March 31, 2006 or, if applicable, the rate of exchange in the associated swap.

(3)	In addition to these Sinking Funds, the Public Debt Management Funds are comprised of net assets at March 31, 2006 of $291.2 million. During the year, contributions to both the Sinking Funds and Public Debt Management Fund of $144.2 million were made, total earnings were $124.4 million and redemptions were $748.8 million.
     Until March 31, 2003, the Province provided sinking fund installments for all its term debt issues except Canada Pension Plan (“CPP”) and Medium Term Notes (“MTN”) issues. As of March 31, 2003, sinking funds held for public issues without a sinking fund bond covenant, as well as CPP and MTN issues, have been moved to the “Sinking Fund General”, and are available at the discretion of the Minister of Finance to retire maturing debt issues. The Province continues to make sinking fund installments for those debentures that contain sinking fund bond covenants. On those issues, annual sinking fund installments generally range from one to three per cent of the original issue, but may vary slightly from year to year, based on actual and anticipated rates of return on sinking fund assets. Sinking fund payments relating to debentures payable in foreign currency are adjusted each year, as necessary, to reflect exchange rate movements since the date of issuance of the debentures. Sinking funds are treated as restricted assets and are used solely for debt retirement.
     Sinking fund assets are recorded at cost, which includes premiums and discounts associated with the purchase of these investments. These premiums and discounts are amortized on a straight-line basis over the term of the related investment. The un-amortized portion of the premiums and discounts are included as part of the value of sinking funds. As of March 31, 2006, the un-amortized net premium was $57.9 million.

     Annual cash contributions into the sinking fund and Public Debt Management Fund (“PDMF”) are invested in approved securities. Assets consist primarily of debentures of the Provinces and Government of Canada with floating and fixed interest rates. Regarding the latter, the fixed interest rates on funds held at March 31, 2006, ranged from 4.50% to 11.0%, for Canadian funds, and from 3.25% to 9.50%, for U.S. funds. Earnings on investments are retained and reinvested. Sinking funds for debentures payable in U.S. currency are invested in U.S. dollar denominated investments. For those U.S. dollar issues that have been swapped to Canadian dollars, sinking funds are maintained in both Canadian and U.S. dollars. Debentures payable in foreign currencies, accrued interest thereon, and related sinking funds invested in foreign currencies are reflected in the accounts of the Province at rates of exchange in effect at the date of the financial statements.
     As at March 31, 2006, the Consolidated Fund held sinking funds and Debt Management Funds totaling $2,094.8 million. These funds were comprised of $1,544.0 million in Canadian assets and $550.7 million in U.S. assets (USD $471.9 million converted to Canadian dollars on the underlying securities’ effective foreign exchange rates). Total market value of both funds was $2,230.0 million at year-end.
     At March 31, 2006, the Province held $1,005.3 million of its own debentures (gross value of $1,661.5 million) in sinking funds and Public Debt Management Funds as active investments. These were comprised of $406.3 million in Canadian assets and $599.0 million in U.S. dollar assets. Of the $2,094.8 million the Province holds in financial assets for debt retirement, $291.2 million is held in the Public Debt Management Fund, while $1,803.6 million is held in sinking fund and Sinking Fund General accounts.
     The following table set forth the sinking funds, by currency, of funded debt of the Province for the Consolidated Fund (as described in “Government Finance – Specific Accounting Policies” above) at March 31, 2006, adopting the accounting policies, other than consolidation of government entities, described in “Government Finance – Specific Accounting Policies” above.
PROVINCIAL SINKING FUNDS FOR THE CONSOLIDATED FUND

As at March 31, 2006
(in millions)
For Issues Payable in:
Canadian Dollars	$1,252.9
United States Dollars (1)	550.7
Japanese Yen (1)	0
Pound Sterling (1)	0

$1,803.6

(1)	Canadian dollar equivalent at the rate of exchange in effect at March 31, 2006.
     Based on rates of return on investments held in the sinking funds and the schedule of maturities for debt outstanding at March 31, 2006, the Province estimates debt refinancing requirements during the five fiscal years ending March 31, 2007 to 2012 to be $1,220.9 million for the 2006-07 fiscal year, $700.2 million for the 2007-08 fiscal year, $373.7 million for the 2008-09 fiscal year, and $759.5 million for the 2009-10 fiscal year, and $748.3 million for the 2010-2011 fiscal year for the consolidated entity.

Current Liabilities
     The following table sets forth the amount of short-term debt of the Consolidated Entity (as described in “Government Finance – Specific Accounting Policies” above) at March 31, 2006, adopting the accounting policies as described in “Government Finance – Specific Accounting Policies” above.
     SHORT-TERM DEBT FOR THE CONSOLIDATED ENTITY

As at March 31, 2006
(in millions)
Bank Advances and Short-term Borrowings	$900.1
Accounts Payable & Accrued Liabilities	1,316.4
Accrued Interest	204.7

$2,421.2

     Current assets (cash and short-term investments, accounts receivable, and short-term advances) for the Consolidated Entity at March 31, 2006 totaled $1,222.1 million.
Guaranteed and Contingent Debt
     The following table set forth the guaranteed and contingent debt of the Consolidated Entity (as described in “Government Finance – Specific Accounting Policies” above) for the fiscal years 2002, 2003, 2004 2005 and 2006.
     GUARANTEED AND CONTINGENT DEBT FOR CONSOLIDATED ENTITY

	Fiscal years Ended March 31
	Restated		Restated	Restated
	2002(1)	2003	2004(1)	2005(1)	2006
	(in millions unless otherwise indicated)
Guaranteed Debt:
Payable in Canadian Dollars	$375.3	$426.1	$463.5	$415.7	$418.9
Payable in US Dollars (2)	0.2	0.2	0.2	0.2	0
Total Guaranteed Debt	375.5	426.3	463.7	415.9	418.9

Deduct:
Provision for Guarantee Payout	48.0	45.2	43.3	58.8	52.7
Net Guarantees not Reflected in Statements	$327.5	$381.1	$414.9	$357.1	$366.2

(1)	Restated to correct the official amount guaranteed.

(2)	Amounts payable in US dollars are reflected herein at the Canadian dollar-equivalent at rates of exchange in effect March 31, 2002, 2003, 2004 and 2005 respectively.
The table does not include $1.1 billion, as of March 31, 2006, of Nova Scotia Power Finance Corporation debt guaranteed by the Province of Nova Scotia, which has been fully defeased.

Pension Funds
     The Province evaluates its pension funds using two methods. The first method, as prescribed by the CICA, measures a plan sponsor’s potential liability, with rates of return based on management’s best estimate (and gains and losses amortized over time). The statements of the Province’s pension plans calculated on this basis are provided in Note 7 to the Public Accounts included as Exhibit (2) to this Form 18-K. The second method, used for the purpose of determining funding contribution levels, uses a rate of return based on management’s best estimate less a margin for conservatism. The tables and discussions included in the following section are shown using the funding basis of calculation.
Public Service Superannuation Fund
     The Minister of Finance is the trustee of the Public Service Superannuation Fund (the “Superannuation Fund”). Employees of the Province and certain of its entities are entitled to receive pension benefits pursuant to the provisions of a plan established under the Public Service Superannuation Act. Employees’ and matching employer contributions are paid into the Superannuation Fund, while pensions, refunds, and transfer values are paid from it.
     The Superannuation Fund, which is not part of the Consolidated Fund (as described in “Government Finance – Overview” above), is invested in federal, provincial, municipal, and corporate securities.
     The Auditor General of Nova Scotia audits the annual financial statements of the Superannuation Fund. The following table sets forth the continuity of the Superannuation Fund, as audited, for the five fiscal years ended March 31, 2006.
     STATEMENT OF CONTINUITY OF THE PUBLIC SERVICE SUPERANNUATION FUND

	Fiscal Year Ended March 31
	2002	2003	Restated(1)	2005	2006
			2004
	(in millions)
Opening Balance	$2,913.8	$2,947.0	$2,555.5	$3,035.8	$3,188.8

Add:
Employee Contributions	34.1	36.9	37.4	43.9	47.8
Employer Contributions	34.1	36.9	37.4	43.9	47.8
Income Earned	57.5	16.7	178.7	190.4	314.8
Increase (Decrease) in Market Value of Investments	69.6	(321.5)	413.0	52.8	131.4
Other	6.4	7.1	9.2	2.5	3.6

	201.7	(223.9)	675.7	333.5	545.4

	3,115.5	2,723.1	3,231.2	3,369.3	3,734.2

Deduct:
Pensions Paid	143.1	149.1	155.4	164.1	173.4
Refunds & Transfers Out(2)	17.9	11.4	24.4	8.2	10.5
Operating Expenses	7.5	7.1	7.5	8.2	8.5
Prior Period Adjustment(1)	—	—	8.1	—	—

	168.5	167.6	195.4	180.5	192.4

Closing Balance	$2,947.0	$2,555.5	$3,035.8	$3,188.8	$3,541.8

(1)	Calculations of accrued income for fixed income securities, as originally stated in financial statements for prior years, were found to contain errors relating to real return bonds. These errors were corrected in the fiscal year ended March 31, 2004.

(2)	The financial statements for the Public Service Superannuation Fund and Teachers’ Pension Fund now combine refunds of contributions and interest and transfers to other pension plans in one entry. Previous figures in the Statements of Continuity have been restated accordingly.

     The latest actuarial valuation, for funding purposes, of the Superannuation Fund was performed by Mercer Human Resource Consulting as at December 31, 2005. The actuarial valuation projects liabilities for each member on the basis of service earned to date and projected average salaries for the five highest years at the date of retirement (the “projected unit credit actuarial cost method”). The major economic assumption used in the valuation was a real rate of return on investments, net of inflation, of 4.25%. Inflation was assumed to be 3.0%, while salary increases were assumed to average 3.5% plus merit/seniority based on attained age. The assumed retirement age was based on a 20% probability that a member would retire upon attainment of age 55 and 80 points (age plus service); otherwise the member was assumed to retire at the earlier of 60 and 35 years of service (or in one year’s time if the member had already attained either age 60 or 35 years of service). The actuarial valuation indicated that at December 31, 2005, the Fund had actuarial liabilities with a present value of $3,899.1 million, assets with a present value of $3,431.7 million, an unfunded liability of $467.4 million, and a funded ratio of 88.0%. The Fund’s actuaries have provided estimated values for the Superannuation Fund, at March 31, 2006, of actuarial liabilities with a present value of $3,952.7 million, assets of $3,542.0 million, an unfunded liability of $410.7 million, and a funded ratio of 89.6%.
     Provincial legislation and regulations provide that certain payments to pensioners are charged to the Consolidated Fund of the Province rather than to the Superannuation Fund. These payments, total and net of recoveries, amounted to $16.6 million and $14.5 million, respectively, for the fiscal year ended March 31, 2006.
The Public Service Superannuation Act provides that the Province out of its Consolidated Fund must make payment if the Superannuation Fund is insufficient to provide for pension payments as they become due.

Teachers’ Pension Fund
     Until April 1, 2006, the Minister of Finance was the trustee of the Teachers’ Pension Fund (the “Teachers’ Fund”). Effective April 1, 2006, under a joint trust agreement between the Province of Nova Scotia and the Nova Scotia Teachers’ Union, the Teachers’ Pension Plan Trustee Inc. replaced the Minister of Finance as trustee.
     Teachers are employed by the school boards and Nova Scotia Community College and are entitled to receive pension benefits pursuant to the provisions of a plan established under the Teachers’ Pension Act. Employee and matching employer contributions are paid into the Teachers’ Fund, while pensions, refunds and transfer values are paid from it. The Teachers’ Fund is invested in Federal, Provincial, Municipal and Corporate securities eligible for investment under the Provincial Finance Act.
     The Auditor General of Nova Scotia audits the annual financial statements of the Teachers’ Fund. The following table sets the continuity of the Teachers’ Fund, as audited, for the five fiscal years ended December 31, 2005.
STATEMENT OF CONTINUITY OF THE TEACHERS’ PENSION FUND
FISCAL YEAR ENDED DECEMBER 31

	Restated
	2001	2002	2003(1)	2004	2005
	(in millions)
Opening Balance	$3,741.8	$3,598.7	$3,350.7	$3,709.2	$3,900.4

Add:
Employee Contributions	50.6	50.4	53.8	55.3	56.2
Employer Contributions	50.6	50.4	53.8	55.3	56.2
Income Earned	61.9	78.5	143.6	251.4	329.9
Increase (Decrease) in Market Value of Investments	(122.4)	(231.8)	327.6	76.0	161.4
Other(3)	20.4	21.8	18.7	3.6	148.4

	61.1	(30.7)	597.5	441.6	752.1

	3,802.9	3,568.0	3,948.2	4,150.8	4,652.5

Deduct:
Pensions Paid	193.9	207.2	219.8	238.1	257.1
Refunds & Transfers Out (2)	7.8	2.2	3.3	3.1	1.7
Operating Expenses	2.5	7.9	7.9	9.2	9.3
Prior Period Adjustments(1)	—	—	8.0	—	—

	204.2	217.3	239.0	250.4	268.1

Closing Balance	$3,598.7	$3,350.7	$3,709.2	$3,900.4	$4,384.4

(1)	Calculations of accrued income for fixed income securities, as originally stated in financial statements for prior years, were found to contain errors relating to real return bonds. These errors were corrected, and comparative accrued investment income amounts for the fiscal year ended December 31, 2003 were restated in the financial statements for the fiscal year ended December 31, 2004, the figures shown above are the restated figures.

(2)	The financial statements for the Public Service Superannuation Fund and Teachers’ Pension Fund now combine refunds of contributions and interest and transfers to other pension plans in one entry. Previous figures in the Statements of Continuity have been restated accordingly.

(3)	As part of an agreement between the Province of Nova Scotia and the Nova Scotia Teachers’ Union signed on June 22, 2005 that led to joint trusteeship, the Province agreed to make a contribution to the Teachers’ Fund of $142.0 million. This amount represented the actuarial value of indexing that teachers would be relinquishing under the agreement. Indexing for future pensioners will be contingent on the funding level of the pension plan.

          The latest actuarial valuation, for funding purposes, of the Teachers’ Fund was performed by Mercer Human Resource Consulting as at December 31, 2005, using the projected unit credit actuarial cost method. The major economic assumption used in the valuation was a real rate of return on investments, net of inflation, of 4.25%. Inflation was assumed to be 3.0%, while salary increases were assumed to average 3.5% plus merit/seniority based on attained age. The assumed retirement age was based on a 60% probability that a member would retire at the earliest age at which he or she would be eligible for an unreduced pension; otherwise the member was assumed to retire at the earliest of age 65, 35 years of service, and age 60 with 10 years of service. The actuarial valuation indicated that at December 31, 2005, the Teachers’ Fund had actuarial liabilities with a present value of $4,684.1 million, assets of $4,384.4 million, an unfunded liability of $299.7 million and a funded ratio of 93.6%.
          On June 22, 2005, the Province and the Nova Scotia Teachers’ Union signed an agreement to address the unfunded obligation of the Fund and to provide the framework for joint trusteeship of the Nova Scotia Teachers’ Pension Fund, which became effective on April 1, 2006. As part of the agreement, the Province made a one-time payment of $ 142.0 million plus interest in June 2005 as its contribution to the plan to offset changes to the indexing provisions agreed to by teachers effective April 1, 2005 upon changes to the Teachers’ Pension Act Regulations. The accounting impact on the total accrued benefit obligation has been estimated by management to be $230.3 million but the precise amount will be impacted over time by a number of variables that will impact the calculation including, but not limited to, the rate of inflation, the funded status of the plan, the percentage of members who opt for the new rules, the return on plan assets and the number of teachers retiring prior to August 1, 2006.
          Under the joint trust agreement, effective April 1, 2006, between the Province of Nova Scotia and the Nova Scotia Teachers’ Union, the Province, out of its Consolidated Fund, is responsible for 50% of the payment if the Teachers’ Fund is insufficient to provide for pension payments as they become due.
Sydney Steel Corporation Superannuation Fund
          The Sydney Steel Corporation Superannuation Fund was established under the Sydney Steel Corporation Sale Act effective March 1, 2001. The Fund assumed responsibility for the assets and obligations of the former Sydney Steel Corporation pension plans. Under subsection 7(9) of the Sydney Steel Corporation Sale Act, the Province of Nova Scotia has assumed responsibility to fund any shortfalls arising under this Fund. The remaining former Sydney Steel Corporation Pension Fund assets, in the amount of $70.0 million, were transferred to the Sydney Steel Corporation Superannuation Fund.
Three pension plans are covered by the Fund.
•	United Steelworkers of America Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are member of Locals 1064, 6516, 6537 of the United Steelworkers of America. Under the plan, contributions were made only by Sydney Steel Corporation.

•	Salaried Pension Plan is a partially contributory defined pension plan covering the salaried employees of Sydney Steel Corporation. Under the plan, contributions were made by plan members and by Sydney Steel Corporation.

•	Canadian Union of Public Employees Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are members of Local 1675 of the Canadian Union of Public Employees. Under the plan, contributions were made only by Sydney Steel Corporation.
          The Auditor General of Nova Scotia audits the annual financial statements of the Sydney Steel Corporation Superannuation Fund.
          The following table sets forth the continuity of the Fund, as audited, for the five fiscal years ended March 31, 2006.

STATEMENT OF CONTINUITY OF THE SYDNEY STEEL CORPORATION
SUPERANNUATION FUND

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended	Ended	Ended
	Mar 31, 2002	Mar 31, 2003	Mar 31, 2004	Mar 31, 2005	Mar 31, 2006
	(in millions)
Opening Balance	$67.0	$39.0	$16.8	$15.3	$11.5

Add:
Employee Contributions	0.1	0.0	0.0	0.0	0.0
Employer Contributions	0.1	7.4	19.8	19.5	19.5
Income Earned	5.4	1.4	1.7	1.6	1.6
Increase Decrease) in Market Value of Investments	(4.8)	(5.5)	1.6	1.0)	0.2)
Other	0.0	0.0	0.0	0.0	0.0

	0.8	3.3	23.1	20.1	20.9

	67.8	42.3	39.9	35.4	32.4

Deduct:
Pensions Paid	28.3	25.1	24.3	23.8	23.8
Refund of Contributions	0.0	0.0	0.0	0.0	0.0
Other	0.5	0.4	0.3	0.1	0.2

	28.8	25.5	24.6	23.9	24.0

Closing Balance	$39.0	$16.8	$15.3	$11.5	$8.4

     As at March 31, 2006 the United Steelworkers of America Pension Plan and the Canadian Union of Public Employees Pension Plan were exhausted of funds. The Province expects that the funds of the Salaried Pension Plan will be exhausted in 2007. As at March 31, 2006, combined net assets available for benefits for the three plans had a market value of $8.4 million, while actuarial liabilities for the three plans totaled $219.7 million. This deficiency was previously recognized by the Province in its accounts. The Province has been making the payments on the funds whose assets have been exhausted. The combined unfunded liability was $211.3 million, while the combined funded ratio was 3.8%. Information regarding previous valuations, as well as economic assumptions, is provided below.
     The actuarial valuations of the three pension plans funded from the Sydney Steel Corporation Superannuation Fund were performed by Morneau Sobeco as at December 31, 2005, using the projected unit credit actuarial cost method. The major economic and demographic assumptions used in each valuation included an investment return of 5.95%, an inflation rate of 2.75% (applicable to the Salaried Pension Plan only) and a 100% probability that a member would retire at the earliest age at which he or she would be eligible for an unreduced pension. The actuarial valuations indicated that as at December 31, 2005, the United Steelworkers of America Pension Plan had actuarial liabilities with a present value of $166.2 million, assets of $1.5 million, an unfunded liability of $164.7 million, and a funded ratio of 0.9%. The Salaried Pension Plan had actuarial liabilities with a present value of $53.7 million, assets of $7.6 million, an unfunded liability of $46.1 million, and a funded ratio of 14.2%. The Canadian Union of Public Employees Pension Plan had actuarial liabilities with a present value of $2.5 million, assets of 30,900, an unfunded liability of $2.4 million, and a funded ratio of 1.3%.

PUBLIC SECTOR FUNDED DEBT
Public Sector Funded Debt
     The debt burden for which the public sector of the Province is responsible, consists of the funded debt and guaranteed and contingent debt of the Province, and the underlying debt of municipalities and Crown agencies that has not been funded or guaranteed by the Province of Nova Scotia.
     The following table sets forth the public sector funded debt for the Consolidated Fund as well as the Guaranteed and Contingent Debt of Governmental Units (as described in “Government Finance – Specific Accounting Policies” above) for the five fiscal years ended March 31, 2002 through to March 31, 2006.
PUBLIC SECTOR FUNDED DEBT (1)

				Restated
	2002	2003	2004	2005	2006
	(in millions unless otherwise indicated)
Total Provincial Funded Debt (2)	$14,912.4	$14,308.8	$13,617.2	$12,461.6	$11,404.4

Guaranteed and Contingent Debt of the Province:
Industrial Development and Other(3)	169.0	227.6	286.5	251.1	262.1
Municipal	206.5	198.7	177.2	164.8	156.8

Total Guaranteed and Contingent Debt	375.5	426.3	463.7	415.9	418.9

Underlying Debt (4)
Housing	16.1	16.1	12.5	14.1	6.0
Municipal (5)	0.2	0.2	0.2	0.1	0.1
Other	0.6	0.3	0.0	0.0	12.1

Total Underlying Debt	16.9	16.6	12.7	14.2	18.2

Total Public Sector Funded Debt	15,304.8	14,751.7	14,093.6	12,891.7	11,841.5

Deduct Sinking Funds and Debt Retirement Fund	3,037.6	3,445.9	2,919.8	2,599.4	2,094.8

Net Public Sector Funded Debt	$12,267.2	$11,305.8	$11,173.8	$10,292.3	$9,746.7

Per Capita ($) (6)	13,156.7	12,098.3	11,935.7	10,984.8	10,413.1
As a Percentage of:

Personal Income (6)	53.1%	47.6%	45.7%	40.8%	37.1%
Gross Domestic Product at Market Prices (6)	47.3%	41.7%	38.8%	34.5%	31.1%

(1)	Amounts are payable in foreign currencies, and related sinking funds invested in securities denominated in foreign currencies are reflected at the Canadian dollar-equivalent at rates of exchange in effect at March 31, in each of the years from 2002 to 2006, respectively, and reflects currency swap contracts. Does not include debt of Government Business Enterprises.

(2)	See table on “Funded Debt for the Consolidated Fund” above for more detailed information on this figure.

(3)	The Province services certain hospital debt and records this as debt guaranteed by the Province. The debt of Nova Scotia Resources Limited, guaranteed by the Province, is included in this line.

(4)	Underlying debt does not include debt of Nova Scotia Housing Development Corporation ($319.0 million at March 31, 2006), a provincial Crown Corporation established by an Act of the House of Assembly, which debt is secured by mortgages issued to the Corporation.

(5)	See “Nova Scotia Municipal Finance Corporation” under “Certain Crown Corporation and Agencies”.

(6)	Population as of July 1 of the preceding calendar year Personal income and gross domestic product at market prices are for the previous calendar year.

CERTAIN CROWN CORPORATIONS AND AGENCIES
     Crown corporations and agencies are special purpose entities to which the Province has delegated responsibility for the operation of certain of its programs. These entities are subject to policy direction by the Government and have been provided with financial assistance from the Province, where required, either through debt guarantees, loans, equity investments, or grants. See “Government Finance – Loans and Investments”, and “Provincial Debt – Guaranteed and Contingent Debt”. As stated in “Government Finance – Specific Accounting Policies” above, the Province prepared consolidated financial statements beginning with the fiscal year ended March 31, 1999, whereby the operating results of the crown corporations and agencies became part of the consolidated Provincial surplus / (deficit). The more significant of the Province’s corporations and agencies are discussed below.
Sydney Steel Corporation
     Sydney Steel Corporation (“Sysco”), a Provincial Crown Corporation established by an Act of the House of Assembly in 1967, owned a steel mill in Sydney, Nova Scotia that ceased operations in July 2000. With the Corporation’s operations being discontinued, work is underway to dismantle and sell the remaining assets, perform environmental clean up, and conduct development activities for future land use.
     The Province’s Statement of Operations for the year ended March 31, 2000, includes an Unusual Item for the sale of Sysco in the amount of $475.3 million. Included in this amount are $96.8 million for pensions and severance costs, $250 million for environmental remediation at Sysco, $68.5 million for environmental costs at the Sydney Tar Ponds, $14 million for Sysco losses to October 31, 2000, and $46 million for expected loss on sale of assets. As at March 31, 2000, the Province assumed the outstanding debt of Sysco in an amount of $154.7 million.
Sydney Tar Ponds Agency
     The Sydney Tar Ponds is a hazardous chemical waste site adjacent to Sysco created by discharges from Sysco’s coke ovens into an adjacent creek. In June 1999, the Federal, Provincial and Municipal governments signed the Canada-Nova Scotia-Cape Breton Regional Municipality Cost-Sharing Agreement which provided for funding project costs of $62 million over the 1999-00 to 2001-02 fiscal years. This funding was for the investigation and recommendation of technologies that are to be used to carry out the remediation, as well as establish the global cost of remediation. As at March 31, 2006, $43.3 million has been charged to the Province’s $68.5 million Sydney Tar Ponds provision.
     The Province of Nova Scotia and the Canadian Government entered into a memorandum of understanding on May 14, 2004 respecting further cost sharing this project. The parties have agreed to spend not more than $400.0 million Canadian for the project. The Province of Nova Scotia has agreed to contribute to the cost of the project the lesser of 40% of the actual cost incurred or $120.0 million Canadian.
     In July 2006, the findings of the Joint Review Panel, an independent review panel established by the Federal government, regarding the process of remediation of the Sydney Tar Ponds and Coke Ovens Sites Remediation Project were released. The report contained numerous recommendations regarding refinements to the clean-up plan and on-going monitoring. The federal and provincial governments will each review the joint panel’s recommendations.
     Residents and former residents of Sydney and Whitney Pier, Nova Scotia have commenced a class action lawsuit against the Province seeking damages for environmental harm to both person and property resulting from the operation of the Sysco steel plant and the claim that the Province failed to remediate the site.
     This litigation is in it’s preliminary stages. The plaintiffs issued a statement of claim in March of 2004. Applications were heard and the claim amended and further amended. An application to strike parts of the claim was heard and a decision was rendered in June 2006 striking claims of regulatory negligence against Nova Scotia. An appeal is pending on the decision not to strike a claim of breach of fiduciary duty. The Province is unable to assess the likelihood of loss or estimate the amount of ultimate loss as this time.

Nova Scotia Resources Limited
     Nova Scotia Resources Limited (“NSRL”), formerly a corporation owned by the Province, was established to invest in and manage the Province’s participation in petroleum, energy, and mineral projects. The Province has engaged in transactions since 1999 to liquidate the assets of NSRL, and as of October 23, 2003, the Province had completed the sale of its NSRL shares through a deal with Endless Energy Corporation of Alberta for $1.6 million. This brings the total proceeds from the sale of NSRL assets to $408 million since 1999; certain liquidating transactions are discussed below.
     Much of NSRL’s assets were sold during the 2000-01 fiscal year for proceeds of $355 million. NSRL’s 8.4% interest in the SOEP was sold, effective December 1, 2000. The offshore facilities and reserves were sold to Emera Inc for $315 million, and the onshore facilities were sold to a group consisting of ExxonMobil Canada Properties, Shell Canada Limited, Imperial Oil Resources, and Mosbacher Operating Limited for $40 million. The $355 million in proceeds of the sale of NSRL’s interest in SOEP were forwarded to the Province as a return of capital.
     The Province’s 50% working interest in the Deep Panuke project area was sold to the other 50% holder, PanCanadian Petroleum Limited (now EnCana Corporation), in October 1999, in exchange for a two per cent gross overriding royalty on the Province’s interest, which translates into one per cent of all Deep Panuke petroleum revenues. The gross overriding royalty was transferred in the summer of 2001 to 3052155 Nova Scotia Limited, a wholly owned Provincial Crown Corporation.
     On May 14, 2003, the Province accepted two cash bids totaling $5.8 million for the sale of the remaining assets of NSRL to Pengrowth Corporation and Shell Canada Limited. Pengrowth purchased NSRL’s interests in all significant discovery licenses except one for consideration of $4.5 million and an 10% net profits interest for the Province. Shell Canada Limited purchased NSRL’s interest in the remaining license, covering Deep Cohasset, for consideration of $1.3 million. The Pengrowth and Shell Canada purchase and sale agreements closed June 27, 2003 and July 29, 2003 respectively. Together with the Endless Energy Corporation share sale, the Province recognized the $5.9 million gain on disposal of these assets in 2003-04.
     3052155 Nova Scotia Limited has assumed the Promissory Note, originally issued by NSRL, with the Canada-Nova Scotia Offshore Petroleum Board in the amount of $17.5 million as evidence of financial responsibility with respect to its abandonment obligations related to the Cohasset-Panuke project. The Province has provided a guarantee on this note, which was still in place as of March 31, 2006. Additionally, as at March 31, 2006, the Province had accrued $883 thousand as its share of the site restoration.
     Net earnings for the year ended December 31, 2003, totaled $7.2 million on total revenues and gains on sale of assets of $6.2 million. For the year ended December 31, 2001, net earnings amounted to $203.5 million, resulting from a combination of earnings and a gain on sale of certain oil and gas properties. The net loss for the year ended December 31, 2000, was $41.5 million, mainly due to foreign exchange losses.

The following table sets forth the revenues, expenditures and income (loss) for NSRL for the four calendar years 2000 through to 2003.
SUMMARY OF PROFIT AND LOSS FOR NOVA SCOTIA RESOURCES LIMITED

	2000	2001	2002	2003
	(in millions)
Total Revenues	$94.0	$69.8	$1.9	$1.7

Less: Total Expenses (recoveries)	135.5	26.9	1.4	(1.1)

Plus: Gain on Sale of Assets	0.0	160.6	(0.1)	4.4

Pre-Tax Income (Loss)	$(41.5)	$203.5	$0.4	$7.2
Nova Scotia Municipal Finance Corporation
     Nova Scotia Municipal Finance Corporation (“MFC”), a Provincial Crown Corporation established by an Act of the House of Assembly in 1979, acts as a central borrowing agency for municipalities and municipal enterprises in Nova Scotia. Under the incorporating legislation, municipalities and municipal enterprises are required to raise their long-term capital requirements through the MFC except for borrowings from the Federal government, the Province, another municipality, or their agencies.
     The following table sets forth the revenues, expenditures and income for MFC for the five fiscal years ended March 31, 2002 through March 31, 2006.
SUMMARY OF PROFIT FOR MUNICIPAL FINANCE CORPORATION

	2002	2003	2004	2005	2006
	(in millions)
Total Revenues	$34.1	$31.5	$30.8	$33.1	$33.8

Total Expenditures	34.1	31.4	30.8	32.9	33.6

Pre-Tax Income	$—	$0.1	$—	0.2	0.2
Nova Scotia Power Finance Corporation
     On August 12, 1992, the Province of Nova Scotia completed the public sale of all the common shares of Nova Scotia Power Inc. (“NSPI”), an electric utility that had assumed the net operating assets of Nova Scotia Power Corporation (“NSPC”). Prior to that date, the utility was a Provincial Crown Corporation. Neither the Province nor NSP Finance Corporation will guarantee, assume or otherwise be responsible for any obligations of NSPI, and NSPI has agreed to indemnify NSP Finance Corporation and the Province against any claims arising out of the liabilities and commitments assumed by NSPI.
     In accordance with the Nova Scotia Power Corporation Privatization Agreement passed in 1992, the Nova Scotia Power Finance Corporation provides for defeasance of its debt. The portfolio of defeasance assets consists of Nova Scotia Power Corporation, other provincial government and utilities, Federal government and Federal US bonds, coupons or residuals.

FOREIGN EXCHANGE
     Canada maintains a floating exchange rate for the Canadian dollar, which permits the rate to be determined by fundamental market forces without intervention except as required to maintain orderly market conditions.
     Closing spot exchange rates for the US dollar in Canada, expressed in Canadian dollars per US dollar, are shown in the table below for 2002 through 2006.

					2006
Spot Rates	2002	2003	2004	2005	(to Nov 17)
High	1.6125	1.5672	1.3957	1.2696	1.1794
Low	1.5122	1.2943	1.1759	1.1518	1.0948
Close	1.5776	1.2965	1.2020	1.1163	1.1465
Average Noon	1.5704	1.4015	1.3015	1.2116	1.13.24

Source: Bank of Canada
     On November 17, 2006 the closing spot rate for the US dollar in Canada, as reported by the Bank of Canada, was $1.1465.
     Unless otherwise specified or the context otherwise requires, the following table sets forth the conversion rates used in this Annual Report for foreign currency borrowings.

			US (noon)	Pounds	Japanese
Closing Rate	at March 31	Euro	Dollar	Sterling	Yen
	2002	1.3881	1.5935	2.2693	0.012016

	2003	1.6018	1.4693	2.3203	0.012445

	2004	1.6109	1.3105	2.4116	0.012577

	2005	1.5689	1.2096	2.2848	0.011283

	2006	1.4169	1.1671	2.0299	0.009933

OFFICIAL STATEMENTS
     The Minister of Finance, or his authorized representatives acting in their official capacities have supplied the information set forth in this Exhibit to Form 18-K.

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2006

	Date	Maturity
Series	of issue	Date	Amount Outstanding		Rate	Canadian	Sinking Funds (C)
Sinking Fund General							843,514,688.24

Canada Pension Plan Investment Fund (A)
C27	01-May-87	02-Mar-07	109,641,000.00	CAD	9.6100	109,641,000.00
C29	01-May-88	01-Mar-08	81,516,000.00	CAD	9.7700	81,516,000.00
C30	01-Jun-89	01-Dec-08	78,450,000.00	CAD	10.0800	78,450,000.00
C31	01-Jun-90	01-Mar-10	85,218,000.00	CAD	9.9000	85,218,000.00
C32	01-May-91	01-Aug-10	46,648,000.00	CAD	10.5800	46,648,000.00
C34	01-May-92	02-Jul-11	78,408,000.00	CAD	9.9200	78,408,000.00
C35	03-May-93	02-Jul-12	55,808,000.00	CAD	9.3700	55,808,000.00
C36	01-Mar-99	01-Mar-19	27,102,000.00	CAD	5.8700	27,102,000.00
C37	03-Mar-00	03-Mar-20	73,922,000.00	CAD	6.6100	73,922,000.00
C38	02-Mar-01	02-Mar-21	78,277,000.00	CAD	6.4000	78,277,000.00
C39	01-Mar-02	01-Mar-22	96,251,000.00	CAD	6.4000	96,251,000.00
C40 (E)	01-Mar-04	01-Mar-24	90,597,000.00	CAD	5.3900	90,597,000.00
C41	02-Jan-05	02-Jan-25	85,762,000.00	CAD	5.2700	85,762,000.00
C42	03-Mar-06	03-Mar-36	91,752,000.00	CAD	4.7000	91,752,000.00

			1,079,352,000.00			1,079,352,000.00	0.00

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2006

	Date of	Maturity
Series	issue	date	Amount Outstanding		Rate	Canadian	Sinking Funds (C)
Payable in Canadian Dollar
7T (B)	07-Sep-78	07-Sep-08	2,400,000.00	CAD	9.7500	2,400,000.00
8C (E)(F)	30-Apr-04	31-Oct-11	56,283,146.62	CAD	15.9980	56,283,146.62
8V (F)	15-Mar-00	15-Mar-16	140,340,109.00	CAD	8.8750	140,340,109.00	96,739,343.84
8V (F)	15-Mar-00	15-Mar-16	65,384,891.00	CAD	8.8750	65,384,891.00
9E (F)	28-Mar-00	01-Mar-20	163,680,000.00	CAD	9.2500	163,680,000.00	120,921,750.27
9E (F)	01-Mar-00	01-Mar-20	158,558,180.00	CAD	9.2500	158,558,180.00
9E (F)	01-Sep-00	01-Mar-20	86,961,820.00	CAD	9.2500	86,961,820.00
9K	30-Jan-92	30-Jan-22	200,000,000.00	CAD	9.6000	200,000,000.00	48,294,555.04
9L (F)	01-Apr-00	01-Apr-22	162,960,000.00	CAD	8.7500	162,960,000.00	72,126,186.26
9L (F)	02-Oct-00	01-Apr-22	85,006,726.00	CAD	8.7500	85,006,726.00
9L (F)	03-Apr-06	01-Apr-22	131,550,061.50	CAD	8.7500	131,550,061.50
9M (F)	07-Mar-06	30-Jul-22	239,711,335.00	CAD	8.2500	239,711,335.00	71,276,516.04
9M (F)	29-Mar-06	30-Jul-22	89,598,664.80	CAD	8.2500	89,598,664.80
9W	11-Oct-96	11-Oct-06	250,000,000.00	CAD	7.2500	250,000,000.00
9Z	03-Oct-97	01-Jun-27	550,000,000.00	CAD	6.6000	550,000,000.00
A4	20-Jan-99	01-Jun-09	500,000,000.00	CAD	5.4000	500,000,000.00
A8	01-Nov-00	01-Sep-10	300,000,000.00	CAD	6.4000	300,000,000.00
A8	26-Jun-00	01-Sep-10	300,000,000.00	CAD	6.4000	300,000,000.00
B1	14-May-01	01-Jun-11	350,000,000.00	CAD	6.2500	350,000,000.00
B1	12-Oct-01	01-Jun-11	300,000,000.00	CAD	6.2500	300,000,000.00
B2	12-Jun-01	01-Dec-31	300,000,000.00	CAD	6.6000	300,000,000.00
B3	21-May-02	20-Dec-07	100,000,000.00	CAD	5.2500	100,000,000.00
B3	22-Feb-02	20-Dec-07	200,000,000.00	CAD	5.2500	200,000,000.00
B4 (E)(F)	26-Feb-02	27-Feb-12	795,000,000.00	CAD	Floating	795,000,000.00
B5	01-Dec-03	01-Jun-33	200,000,000.00	CAD	5.8000	200,000,000.00
B5	30-Jan-04	01-Jun-33	200,000,000.00	CAD	5.8000	200,000,000.00
B5	12-Sep-03	01-Jun-33	200,000,000.00	CAD	5.8000	200,000,000.00
B6	14-Jan-05	14-Jan-15	200,000,000.00	CAD	4.7000	200,000,000.00
B7	30-Jun-05	01-Jun-35	150,000,000.00	CAD	4.9000	150,000,000.00
B7	03-Jun-05	01-Jun-35	200,000,000.00	CAD	4.9000	200,000,000.00
B8	25-Jan-06	01-Jun-37	300,000,000.00	CAD	4.5000	300,000,000.00

			6,977,434,933.92			6,977,434,933.92	409,358,351.45

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2006

			Date of	Maturity
Series			issue	date	Amount Outstanding		Rate	Canadian	Sinking Funds (C)
Mid-Term Promissory Notes
P21			30-Oct-97	14-Mar-14	44,000,000	CAD	9.0000	44,000,000.00
P35	(E	)	21-May-99	21-May-08	25,000,000.00	CAD	5.5800	25,000,000.00
P44	(E	)(F)	24-Feb-00	24-Feb-10	72,235,000.00	CAD	7.0650	72,235,000.00
P49			16-Apr-01	16-Apr-08	40,000,000.00	CAD	Floating	40,000,000.00
P56	(E	)(F)	28-Dec-01	28-Dec-07	56,120,000.00	CAD	Floating	56,120,000.00
P57	(E	)	02-Jan-02	03-Jan-07	185,000,000.00	CAD	Floating	185,000,000.00
P60			12-Feb-02	12-Feb-07	100,000,000.00	CAD	Floating	100,000,000.00
P65			30-Sep-02	30-Sep-06	50,000,000.00	CAD	Floating	50,000,000.00
P66			18-Oct-02	16-Oct-06	50,000,000.00	CAD	Floating	50,000,000.00
P68			23-Dec-02	25-Sep-06	125,000,000.00	CAD	Floating	125,000,000.00
P69			15-Jan-03	15-Jan-07	100,000,000.00	CAD	Floating	100,000,000.00
P71			03-Feb-03	03-Feb-07	125,000,000.00	CAD	Floating	125,000,000.00
P73			21-Feb-03	21-Feb-08	50,000,000.00	CAD	Floating	50,000,000.00
P74			25-Feb-03	03-Apr-07	100,000,000.00	CAD	Floating	100,000,000.00
P75			16-Apr-03	16-Apr-08	125,000,000.00	CAD	Floating	125,000,000.00
P77	(E	) (H)	14-Jul-03	14-Jul-15	35,000,000.00	CAD	Step-Up	35,000,000.00
P78	(E	)	02-Sep-03	01-Jun-17	50,000,000.00	CAD	5.4600	50,000,000.00

					1,332,355,000.00			1,332,355,000.00	0.00

Payable in United States Dollar
8P	(E	)(F)	19-Apr-04	18-Apr-19	110,040,000.00	USD	Floating	128,427,684.00
8V	(F	)	15-Mar-86	15-Mar-16	0.00	USD	8.8750	0.00
9B			01-Feb-89	01-Feb-19	200,000,000.00	USD	9.5000	233,420,000.00	74,457,591.78
9C			01-Jul-89	01-Jul-19	200,000,000.00	USD	8.8750	233,420,000.00	69,639,908.86
9D			15-Nov-89	15-Nov-19	244,000,000.00	USD	8.2500	284,772,400.00	160,688,689.16
9E	(F	)	01-Mar-90	01-Mar-20	0.00	USD	9.2500	0.00
9J			01-May-91	01-May-21	300,000,000.00	USD	9.1250	350,130,000.00	85,075,764.91
9L	(F	)	01-Apr-92	01-Apr-22	0.00	USD	8.7500	0.00	6,329,602.02
9M	(F	)	30-Jul-92	30-Jul-22	0.00	USD	8.2500	0.00	0.00
9N			27-Jul-93	27-Jul-13	300,000,000.00	USD	7.2500	350,130,000.00	154,551,532.84

					1,354,040,000.00			1,580,300,084.00	550,743,089.57

Payable in British Sterling
8C	(E	)(F)	31-Oct-81	31-Oct-11	0	GBP	16.7500	0
8P	(E	)(F)	18-Apr-84	18-Apr-19	0	GBP	11.7500	0

					0			0	0

Payable in Euros
P44	(E	)(F)	24-Feb-00	24-Feb-10	0	EUR	4.4750	0
P56	(E	)(F)	28-Dec-01	28-Dec-07	0	EUR	Floating	0

					0			0	0

LONG TERM TOTAL (1)								10,969,442,017.92	1,803,616,129.26

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2006

	Date	Maturity
Series	of issue	Date	Amount Outstanding		Rate	Canadian	Sinking Funds (C)
Short Term Promissory Notes
P85 (E) (G)	19-Feb-04	19-Aug-06	20,000,000.00	CAD	Step-Up	20,000,000.00
P86 (E) (G)	01-Apr-04	01-Oct-06	35,000,000.00	CAD	Step-Up	35,000,000.00
P87 (E) (G)	08-Apr-04	08-Oct-06	55,000,000.00	CAD	Step-Up	55,000,000.00
P90 (E) (G)	10-Feb-05	10-Aug-06	30,000,000.00	CAD	Step-Up	30,000,000.00
P91 (E) (G)	01-Feb-05	01-Aug-06	20,000,000.00	CAD	Step-Up	20,000,000.00
P92 (E) (G)	17-Feb-05	17-Aug-06	50,000,000.00	CAD	Step-Up	50,000,000.00
P93 (E) (G)	25-May-05	25-May-06	35,000,000.00	CAD	Step-Up	35,000,000.00
P94 (E) (G)	02-Jun-05	02-Jun-06	25,000,000.00	CAD	Step-Up	25,000,000.00
P95 (E) (G)	22-Jun-05	22-Jun-06	30,000,000.00	CAD	Step-Up	30,000,000.00
P96 (E) (G)	22-Nov-05	22-Nov-06	30,000,000.00	CAD	Step-Up	30,000,000.00
P97 (E) (G)	22-Nov-05	22-Nov-06	25,000,000.00	CAD	Step-Up	25,000,000.00
P98 (E) (G)	22-Dec-05	22-Dec-06	25,000,000.00	CAD	Step-Up	25,000,000.00
P99 (E) (G)	31-Mar-06	28-Feb-07	20,000,000.00	CAD	Step-Up	20,000,000.00

			400,000,000.00			400,000,000.00	0.00

SHORT TERM TOTAL						400,000,000.00	0.00

GRAND TOTAL						11,369,442,017.92	1,803,616,129.26

(A)	Debentures held by the Canada Pension Plan Investment Fund are payable up to 30 years after their respective dated of issue, are not negotiable and not transferable or assignable but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on Six months’ prior notice when he deems it necessary in order to meet the requirements of the Canada Pension Plan.

(B)	Debenture issues to be retired through annual principal payments.

(C)	For designated sinking funds, payments normally commence on the first anniversary date of the issue of the debenture and are designed to retire the debt over the term of the issue. Sinking Fund investments consist primarily of debentures of the Province of Nova Scotia, other provincial governments and the Government of Canada.

(D)	Debentures payable in U.S. currency, totaling U.S. $1,354,040,000 are reflected at the rate of exchange in effect at March 31, 2006.

(E)	The Province has executed swap contracts to convert certain interest payments from a fixed to floating, or floating to fixed, or floating to floating basis for the fiscal year ended March 31, 2006.

(F)	The Province has executed several currency swap contracts to convert foreign denominated debt into Canadian or United States denominated debt.

(G)	$400 million in short-term promissory notes, extendible in whole but not in part, on the initial extendible date and on each extendible date thereafter, on 15 days notice, at the option of the Province.

(H)	$35 million in mid-term promissory notes, redeemable in whole but not in part, on the initial redemption date and on each redemption date thereafter, on 15 days notice, at the option of the Province.
(1) Gross Long-term Debt as per the Public Account’s, Schedule 5, is correct. A consolidation adjustment, in the amount of $4,800,000, for the loans category was posted to the debentures category. To match the detailed list above to Schedule 5 of the Public Accounts, this reconciling item must be considered.